Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2018 and 2017

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2018 and 2017

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as of June 30, 2018, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, and consolidated interim statements of changes in equity and cash flows for the three-month and six-month periods ended June 30, 2018 and 2017, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2018. The statement of financial position as of December 31, 2017, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2017.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2018 (Unaudited) and December 31, 2017

(in millions of Korean won)	Notes	June 30, 2018		December 31, 2017
		(Unaudited)

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	19,776,387	~~W~~	19,817,825
Financial assets at fair value through profit or loss	4,6,11		48,045,825		—
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	4,6,11		—		32,227,345
Derivative financial assets	4,6,8		2,487,151		3,310,166
Loans at amortized cost	4,6,9,10		303,704,275		290,122,838
Financial investments	4,6,11		60,510,909		66,608,243
Investments in associates and joint ventures	12		358,850		335,070
Property and equipment	13		4,069,484		4,201,697
Investment property	13		1,768,058		848,481
Intangible assets	14		2,834,675		2,943,060
Net defined benefit assets	23		—		894
Current income tax assets	32		14,274		6,324
Deferred income tax assets	15,32		1,729		3,991
Assets held for sale	16		18,975		155,506
Other assets	4,6,17		19,746,798		16,204,169

Total assets		~~W~~	463,337,390	~~W~~	436,785,609

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	14,252,876	~~W~~	—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)	4,6,18		—		12,023,058
Derivative financial liabilities	4,6,8		3,113,717		3,142,765
Deposits	4,6,19		265,290,471		255,800,048
Debts	4,6,20		32,562,412		28,820,928
Debentures	4,6,21		49,436,407		44,992,724
Provisions	22		535,940		568,033
Net defined benefit liabilities	23		210,360		154,702
Current income tax liabilities	32		487,437		433,870
Deferred income tax liabilities	15,32		509,641		533,069
Insurance contract liabilities	36		32,742,343		31,801,275
Other liabilities	4,6,24		29,602,271		24,470,308

Total liabilities			428,743,875		402,740,780

Equity
Share capital	25		2,090,558		2,090,558
Capital surplus	25		17,122,969		17,122,228
Accumulated other comprehensive income	25,34		189,472		537,668
Retained earnings	25		16,120,357		15,044,204
Treasury shares	25		(936,194)		(755,973)

Equity attributable to shareholders of the Parent Company			34,587,162		34,038,685
Non-controlling interests			6,353		6,144

Total equity			34,593,515		34,044,829

Total liabilities and equity		~~W~~	463,337,390	~~W~~	436,785,609

[1]	The consolidated interim statement of financial position as of June 30, 2018 is prepared in accordance with Korean IFRS 1109, and the comparatives as of December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2018 and 2017 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2018 (Unaudited)				2017 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	3,363,247	~~W~~	6,558,014	~~W~~	2,964,140	~~W~~	5,690,587
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,181,988		6,211,858		—		—
Interest income from financial instruments at fair value through profit or loss			181,259		346,156		—		—
Interest income from loans and receivables and investments			—		—		2,835,003		5,438,813
Interest income from financial instruments at fair value through profit or loss (under Korean IFRS 1039)			—		—		129,137		251,774
Interest expense			(1,166,878)		(2,217,859)		(895,834)		(1,773,291)

Net interest income	5,26		2,196,369		4,340,155		2,068,306		3,917,296

Fee and commission income			1,142,074		2,286,211		991,971		1,931,049
Fee and commission expense			(546,287)		(1,061,502)		(481,761)		(900,201)

Net fee and commission income	5,27		595,787		1,224,709		510,210		1,030,848

Insurance income			2,988,321		5,996,109		2,906,818		3,175,417
Insurance expense			(2,815,938)		(5,675,090)		(2,679,863)		(2,968,259)

Net Insurance Income	5,36		172,383		321,019		226,955		207,158

Net gains/(losses) on financial instruments at fair value through profit or loss before applying overlay approach			107,166		100,627		—		—
Net gains/(losses) on overlay adjustment			33,953		116,091		—		—

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		141,119		216,718		—		—

Net gains/(losses) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		—		(15,090)		103,559

Net other operating expenses	5,29		(312,834)		(526,385)		(299,059)		(458,584)

General and administrative expenses	5,23,30		(1,352,027)		(2,743,731)		(1,322,371)		(2,489,592)

Operating profit before provision for credit losses	5		1,440,797		2,832,485		1,168,951		2,310,685
Provision for credit losses	5,7,10,11,17,22		(116,792)		(281,329)		(52,804)		(307,698)

Net operating income/(loss)	5		1,324,005		2,551,156		1,116,147		2,002,987

Share of profit of associates and joint ventures	5,12		4,452		12,722		6,665		59,115
Net other non-operating income	5,31		(25,351)		82,646		124,199		150,167

Net non-operating income			(20,899)		95,368		130,864		209,282

Profit before income tax	5		1,303,106		2,646,524		1,247,011		2,212,269
Income tax expense	5,32		(356,309)		(731,338)		(242,262)		(319,931)

Profit for the period	5		946,797		1,915,186		1,004,749		1,892,338

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(3,895)		(2,537)		(3,664)		(7,127)
Share of other comprehensive income of associates and joint ventures			—		—		150		(131)
Revaluation gains/(losses) on equity instruments at fair value through other comprehensive income			(37,049)		1,359		—		—
Fair value changes on financial liabilities designated at fair value due to own credit risk			500		4,349		—		—

			(40,444)		3,171		(3,514)		(7,258)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			58,521		73,442		29,019		(31,935)
Net gains/(losses) on financial instruments at fair value through other comprehensive income			46,776		23,486		—		—
Valuation gains/(losses) on financial investments			—		—		163,882		229,449
Shares of other comprehensive income of associates			(194)		(2,173)		79,565		102,869
Cash flow hedges			(654)		9,388		1,320		2,587
Gains/(losses) on hedges of a net investment in a foreign operation			(32,230)		(30,669)		(2,524)		4,727
Other comprehensive income arising from separate account			7,283		8,641		(1,318)		(1,318)
Net gains/(losses) on overlay adjustment	36		(24,474)		(84,000)		—		—

			55,028		(1,885)		269,944		306,379

Other comprehensive income for the period, net of tax			14,584		1,286		266,430		299,121

Total comprehensive income for the period		~~W~~	961,381	~~W~~	1,916,472	~~W~~	1,271,179	~~W~~	2,191,459

Profit attributable to:
Shareholders of the Parent Company	5	~~W~~	946,751	~~W~~	1,914,983	~~W~~	990,081	~~W~~	1,860,182
Non-controlling interests	5		46		203		14,668		32,156

	5	~~W~~	946,797	~~W~~	1,915,186	~~W~~	1,004,749	~~W~~	1,892,338

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	961,242	~~W~~	1,916,263	~~W~~	1,253,103	~~W~~	2,156,398
Non-controlling interests			139		209		18,076		35,061

		~~W~~	961,381	~~W~~	1,916,472	~~W~~	1,271,179	~~W~~	2,191,459

Earnings per share	35
Basic earnings per share		~~W~~	2,389	~~W~~	4,826	~~W~~	2,497	~~W~~	4,688
Diluted earnings per share			2,376		4,796		2,485		4,665

[1]

The consolidated interim statement of comprehensive income for the three-month and six-month period ended June 30, 2018 is prepared in accordance with Korean IFRS 1109, and the comparatives for the the three-month and six-month period ended June 30, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2018 and 2017 (Unaudited)

	Note	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)		Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Comprehensive Income of Disposal group Held for sale		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2017		~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	—	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period			—		—		—		—		1,860,182		—		32,156		1,892,338
Remeasurements of net defined benefit liabilities			—		—		(7,047)		—		—		—		(80)		(7,127)
Exchange differences on translating foreign operations			—		—		(32,097)		—		—		—		162		(31,935)
Change in value of financial investments			—		—		226,455		—		—		—		2,994		229,449
Shares of other comprehensive income of associates and joint ventures			—		—		102,738		—		—		—		—		102,738
Cash flow hedges			—		—		2,683		—		—		—		(96)		2,587
Gain on hedges of a net investment in a foreign operation			—		—		4,727		—		—		—		—		4,727
Comprehensive income (loss) of separate account			—		—		(1,243)		—		—		—		(75)		(1,318)
Transfer to other accounts			—		—		(2,443)		(1,049)		3,492		—		—		—

Total comprehensive income			—		—		293,773		(1,049)		1,863,674		—		35,061		2,191,459

Transactions with shareholders
Dividends paid to shareholders of the Parent Company			—		—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares			—		566		—		—		—		(79,228)		—		(78,662)
Changes in interest in subsidiaries			—		(5,169)		—		—		—		—		11,189		6,020
Others			—		(1,408)		—		—		—		—		2,341		933

Total transactions with shareholders			—		(6,011)		—		—		(497,969)		(79,228)		8,374		(574,834)

Balance at June 30, 2017 (Unaudited)		~~W~~	2,090,558	~~W~~	16,988,891	~~W~~	699,102	~~W~~	(1,049)	~~W~~	13,594,933	~~W~~	(801,201)	~~W~~	306,794	~~W~~	32,878,028

Balance at January 1, 2018		~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	—	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

The effect of changing of accounting policy	42		—		—		(349,476)		—		(72,102)		—		—		(421,578)
Balance after reflecting the effect of accounting policy			2,090,558		17,122,228		188,192		—		14,972,102		(755,973)		6,144		33,623,251

Comprehensive income
Profit for the period			—		—		—		—		1,914,983		—		203		1,915,186
Remeasurements of net defined benefit liabilities			—		—		(2,537)		—		—		—		—		(2,537)
Exchange differences on translating foreign operations			—		—		73,436		—		—		—		6		73,442
Net gains/(losses) on financial instruments at fair value through other comprehensive income			—		—		24,845		—		—		—		—		24,845
Shares of other comprehensive income (loss) of associates and joint ventures			—		—		(2,173)		—		—		—		—		(2,173)
Cash flow hedges			—		—		9,388		—		—		—		—		9,388
Losses on hedges of a net investment in a foreign operation			—		—		(30,669)		—		—		—		—		(30,669)
Other comprehensive income(loss) arising from separate account			—		—		8,641		—		—		—		—		8,641
Fair value changes on financial liabilities designated at fair value due to own credit risk			—		—		4,349		—		—		—		—		4,349
Net gains/(losses) on overlay adjustment			—		—		(84,000)		—		—		—		—		(84,000)

Total comprehensive income			—		—		1,280		—		1,914,983		—		209		1,916,472

Transactions with shareholders
Dividends paid to shareholders of the Parent Company			—		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares			—		—		—		—		—		(180,221)		—		(180,221)
Others			—		741		—		—		—		—		—		741

Total transactions with shareholders			—		741		—		—		(766,728)		(180,221)		—		(946,208)

Balance at June 30, 2018 (Unaudited)		~~W~~	2,090,558	~~W~~	17,122,969	~~W~~	189,472	~~W~~	—	~~W~~	16,120,357	~~W~~	(936,194)	~~W~~	6,353	~~W~~	34,593,515

[1]

The consolidated interim statement of changes in equity for the six-month period ended June 30, 2018 is prepared in accordance with Korean IFRS 1109, and the comparatives for the six-month period ended June 30, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2018 and 2017 (Unaudited)

(in millions of Korean won)	Note	2018		2017
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,915,186	~~W~~	1,892,338

Adjustment for non-cash items
Net loss (gain) on financial assets/liabilities at fair value through profit or loss			24,769		—
Net loss (gain) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		19,569
Net loss (gain) on derivative financial instruments for hedging purposes			183,865		66,465
Adjustment of fair value of derivative financial instruments			1,134		(989)
Provision for credit loss			281,329		307,698
Net loss (gain) on financial investments			(26,554)		81,470
Share of profit of associates and joint ventures			(12,722)		(59,115)
Depreciation and amortization expense			178,051		163,173
Depreciation and amortization expense on VOBA			109,877		62,030
Other net losses (gains) on property and equipment/intangible assets			(146,123)		11,788
Share-based payments			1,816		36,342
Policy reserve appropriation			929,760		607,447
Post-employment benefits			109,671		102,165
Net interest expense			148,025		212,290
Loss (gain) on foreign currency translation			(147,721)		20,151
Gains on bargain purchase			—		(122,986)
Net other expense			63,124		126,664

			1,698,301		1,634,162

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(7,444,814)		—
Financial asset at fair value through profit or loss (under Korean IFRS 1039)			—		(2,319,800)
Derivative financial instruments			103,657		34,223
Loans at amortized cost			(14,876,364)		(10,025,127)
Current income tax assets			(7,924)		24,873
Deferred income tax assets			2,449		82,952
Other assets			(6,306,325)		(6,765,813)
Financial liabilities at fair value through profit or loss			2,368,488		—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		529,264
Deposits			9,160,105		7,267,752
Tax liabilities for current period			53,567		(362,312)
Deferred income tax liabilities			143,641		99,788
Other liabilities			4,328,863		2,899,455

			(12,474,657)		(8,534,745)

Net cash inflow (outflow) from operating activities			(8,861,170)		(5,008,245)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			55,506		—
Disposal of financial asset at fair value through profit or loss			5,472,537		—
Acquisition of financial asset at fair value through profit or loss			(3,293,235)		—
Disposal of financial investments			22,743,677		17,988,951
Acquisition of financial investments			(25,872,100)		(19,671,252)
Disposal in investments in associates and joint ventures			18,668		95,771
Acquisition of investments in associates and joint ventures			(32,273)		(34,162)
Disposal of property and equipment			313		3,027
Acquisition of property and equipment			(101,542)		(93,376)
Disposal of investment property			142,044		—
Acquisition of investment property			(899,330)		—
Disposal of intangible assets			8,084		4,627
Acquisition of intangible assets			(64,540)		(50,118)
Net cash flows from the change in subsidiaries			202,093		(842,935)
Others			232,907		162,835

Net cash inflow (outflow) from investing activities			(1,387,191)		(2,436,632)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			123,548		34,906
Net increase (decrease) in debts			3,580,730		1,591,298
Increase in debentures			66,898,461		69,902,246
Decrease in debentures			(62,518,143)		(64,378,817)
Increase in other payables from trust accounts			680,890		248,938
Dividends paid to shareholders of the Parent Company			(766,728)		(497,969)
Disposal of treasury shares			—		3,515
Acquisition of treasury shares			(199,023)		(82,177)
Dividends paid to non-controlling interests			—		(5,156)
Increase in non-controlling interests			—		(163,656)
Others			(151,288)		(31,971)

Net cash inflow (outflow) from financing activities			7,648,447		6,621,157

Effect of exchange rate changes on cash and cash equivalents			24,278		20,705

Net decrease in cash and cash equivalents			(2,575,636)		(803,015)
Cash and cash equivalents at the beginning of the period	37		8,404,898		7,414,836

Cash and cash equivalents classified as disposal group held for sale			—		22,489
Cash and cash equivalents at the end of the period	37	~~W~~	5,829,262	~~W~~	6,634,310

[1]

The consolidated interim statement of cash flows for the six-month period ended June 30, 2018 is prepared in accordance with Korean IFRS 1109, and the comparatives for the six-month period ended June 30, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of June 30, 2018, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The adoption of these amendments did not have any significant impact on the current period or any prior period and is not likely to affect future periods, with the exception of the adoption of Korean IFRS 1109 Financial Instruments discussed below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Amendments to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence. Paragraph 57 of the standard provides a list of such circumstances as examples.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, it clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of Korean IFRS 2122 Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

•	Enactment of Korean IFRS 1109 Financial Instruments

The Group adopted Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transition requirements of Korean IFRS 1109, comparative periods have not been restated. The Group recognized the difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application in the opening retained earnings (or other component of equity, as appropriate) of the annual reporting period that includes the date of initial application. Also, the Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109. For details about impacts of the adoption of this Korean IFRS, see Note 42.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

•	Enactment of Korean IFRS 1115 Revenue from Contracts with Customers

The Group has adopted Korean IFRS 1115 Revenue from Contracts with Customers. As permitted by the transition requirements of Korean IFRS 1115, comparative periods have not been restated. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

The Group has changed the accounting policy for their annual reporting period commencing January 1, 2018.

•	Presentation of interest income arising from financial assets measured at fair value through profit or loss

The Group previously recognized interest income arising from financial assets at fair value through profit or loss as net gains (losses) on financial assets/liabilities at fair value through profit or loss in the consolidated statements of comprehensive income. From January 1, 2018, the Group changed the accounting policy, and corresponding interest income is presented as a portion of interest income in the consolidated statements of comprehensive income. The Group expects the change in accounting policy provides results in more relevant information.

The consolidated interim statement of comprehensive income for six-month period ended June 30, 2017, has restated by adjusting classification of interest income.

The Group does not expect the change in accounting policy to have an impact on the consolidated statements of financial position, and total comprehensive income. The results and impact of the change on the consolidated interim statement of comprehensive income for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Increase in interest income	~~W~~	346,156	~~W~~	251,774
Decrease in net gains (losses) on financial assets/liabilities at fair value through profit or loss		(346,156)		—
Decrease in net gains (losses) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		(251,774)

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Korean IFRS 2104 Determining whether an Arrangement contains a Lease, Korean IFRS 2015 Operating Leases-Incentives, and Korean IFRS 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lease is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The classification criteria between a financial lease and an operating lease for a lessor under Korean IFRS 1116 are similar to Korean IFRS 1017.

The Group is currently in progress of analyzing the potential impact on its consolidated financial statements resulting from the application of Korean IFRS 1116.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency (Notes 3.2.1 and 3.2.2).

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of Investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 14).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. The items related to financial instruments on the consolidated financial statements were stated under Korean IFRS 1109 for the current six-month period, and under Korean IFRS 1039 for the six-month period ended June 30, 2017. The accounting policies on financial instruments were applied for current period, and comparatives are not restated retrospectively. Except for the changes related to financial instruments, these policies have been consistently applied to all periods presented.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. Amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. Generally, if the Group holds 20% to 50% of the voting power of the investee, it is presumed that the Group has significant influence, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions on financial and operating policies require unanimous consent of the parties sharing control.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates and joint ventures use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented(including comparatives) are translated at the closing rate at the end of the reporting period, unless the functional currency of the foreign operation is in hyper-inflationary economy. Income and expenses in the statement of comprehensive income presented are translated using the exchange rate at the date of the transaction. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

Level 1 :	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2 :	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Group considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

One or more of the following items is deemed significant increase in credit risk. 30 days past due presumption is applicable for all consolidated subsidiaries, and other standards are selectively applied considering applicability of each subsidiary with its specific indicators. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	decline in ratings below certain level in the early warning system;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of banks;

•	corporate borrowers that are rated C or D;

•	refinancing; and

•	debt restructuring.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.6.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables such as interest rate, unemployment rate, KOSPI index, GDP and others on the measurement inputs.

Forward looking information used in calculation of expected credit loss is derived by KB Financial Group Research Institute after comprehensive consideration of a variety of factors including scenario in management planning, third party forecast, and others.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cashflows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for changes in loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If hedged items are equity instruments and designated to present the change in fair value of the hedging instrument in OCI, recognized hedge ineffectiveness are presented in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.7.3 Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve within equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1109 Financial Instruments.

3.7.5 Embedded derivatives

If a hybrid contract contains a host that is not an asset an embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years

Leasehold improvements	Declining-balance/ Straight-line	4 years

Equipment and vehicles	Declining-balance/ Straight-line	3 ~ 8 years

Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or double declining balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~10 years

Software	Straight-line	3~5 years

Finance leased assets	Straight-line	8 months ~ 5 years and 8 months

VOBA	Declining-Balance	60 years

Others	Straight-line	1~10 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.10.1 Value of business acquired (VOBA)

The Group recorded value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized for above estimated useful life using declining balance method, the depreciation is recognized as insurance expense.

3.10.2 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.15.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Group records transaction using memo value when it borrows securities from Korea Securities Depository etc. The borrowed securities are treated as financial liabilities at fair value through profit and loss when the Group sells them. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit and loss.

In addition, for the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, the Group present this change in other comprehensive income, and does not recycle this other comprehensive income to profit or loss, subsequently. When this treatment create or enlarge an accounting mismatch, the Group recognizes this change as profit or loss for the current period.

3.15.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include Deposits, Debts, Debentures and others. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing.

The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1109, Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

Premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard loss ratio defined by Financial Supervisory Services and the amount using the actual underlying data that have been used in premium calculation.

Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.16.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.17 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has an onerous contract, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1109, Financial Instruments and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115, Revenue from Contracts with Customers.

3.19 Equity Instruments Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.19.2 Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds are classified as equity instruments and presented in equity, if the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.19.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.19.4 Hybrid financial instruments

A hybrid financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the hybrid financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest rate method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of hybrid financial instrument in entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.20 Revenue Recognition

The Group recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.20.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.20.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc. are recognized when the related services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.20.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.20.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits: defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Post-employment benefits: defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the reporting period.

3.21.3 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.21.4 Share-based payment

The Group has stock option and stock grant programs to directors and employees of the Group. When the options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the reporting period.

3.21.5 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.22 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.22.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.25 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS 1104, and financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS 1039.

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS 1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS 1109.

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS 1039.

The Group is permitted to apply this approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of activity unconnected with insurance contract, they having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and shall not subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
Financial assets
Due from financial institutions at amortized cost [2]	~~W~~	17,184,022
Financial assets at fair value through profit or loss
Due from financial institutions		329,512
Securities[1]		32,843,838
Loans		769,118
Derivatives		2,487,151
Loans at amortized cost[2]		303,704,275
Financial investments
Securities measured at fair value through other comprehensive income		34,976,674
Securities measured at amortized cost		23,135,817
Other financial assets[2]		12,644,085

		428,074,492

Off-balance sheet items
Acceptances and guarantees contracts		7,970,354
Financial guarantee contracts		3,669,137
Commitments		132,410,868

		144,050,359

	~~W~~	572,124,851

[1]

Including financial instruments indexed to gold price amounting to ~~W~~ 73,397 million and excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 12,560,192 million.

[2]	Due from financial institutions, loans and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
Financial assets
Due from financial institutions	~~W~~	17,219,661
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,242,193
Financial assets designated at fair value through profit or loss		1,982,224
Derivatives		3,310,166
Loans[2]		290,122,838
Financial investments
Available-for-sale financial assets		38,959,401
Held-to-maturity financial assets		18,491,980
Other financial assets[2]		10,195,015

		405,523,478

Off-balance sheet items
Acceptances and guarantees contracts		6,977,468
Financial guarantee contracts		3,683,875
Commitments		102,183,167

		112,844,510

	~~W~~	518,367,988

[1]	Including financial instruments indexed to gold amounting to ~~W~~ 73,855 million.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it at other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Loans as of June 30, 2018, are classified as follows:

(In millions of Korean won)	June 30, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost[1]
Corporate
Grade 1	~~W~~	71,599,879	~~W~~	2,115,594	~~W~~	1,400	~~W~~	—	~~W~~	73,716,873
Grade 2		52,650,722		4,427,510		13,804		—		57,092,036
Grade 3		3,082,420		1,923,348		20,412		—		5,026,180
Grade 4		460,932		942,783		100,246		—		1,503,961
Grade 5		402,250		363,025		1,175,659		—		1,940,934

		128,196,203		9,772,260		1,311,521		—		139,279,984

Retail
Grade 1		125,228,593		4,275,465		5,494		—		129,509,552
Grade 2		8,695,591		7,545,197		11,177		—		16,251,965
Grade 3		2,056,489		1,332,455		14,702		—		3,403,646
Grade 4		574,241		342,307		30,184		—		946,732
Grade 5		24,462		381,726		439,113		—		845,301

		136,579,376		13,877,150		500,670		—		150,957,196

Credit card
Grade 1		7,429,460		163,658		—		—		7,593,118
Grade 2		4,271,503		550,549		—		—		4,822,052
Grade 3		1,499,183		1,182,275		—		—		2,681,458
Grade 4		8,504		460,836		—		—		469,340
Grade 5		9		136,900		380,041		—		516,950

		13,208,659		2,494,218		380,041		—		16,082,918

	~~W~~	277,984,238	~~W~~	26,143,628	~~W~~	2,192,232	~~W~~	—	~~W~~	306,320,098

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Loans as of December 31, 2017, are classified as follows:

(In millions of Korean won)	December 31, 2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	144,705,621	98.93	~~W~~	129,130,466	98.76	~~W~~	14,496,109	95.34	~~W~~	288,332,196	98.67
Past due but not impaired		1,069,813	0.73		206,925	0.16		359,468	2.36		1,636,206	0.56
Impaired		495,546	0.34		1,419,851	1.08		349,270	2.30		2,264,667	0.77

		146,270,980	100.00		130,757,242	100.00		15,204,847	100.00		292,233,069	100.00

Less: Allowances[1]		(429,299)	0.29		(1,231,666)	0.94		(449,266)	2.95		(2,110,231)	0.72

Carrying amount	~~W~~	145,841,681		~~W~~	129,525,576		~~W~~	14,755,581		~~W~~	290,122,838

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	124,133,056	~~W~~	67,575,021	~~W~~	8,095,629	~~W~~	199,803,706
Grade 2		16,790,644		53,842,610		4,920,767		75,554,021
Grade 3		2,701,697		5,703,159		1,379,409		9,784,265
Grade 4		851,446		1,390,131		71,207		2,312,784
Grade 5		228,778		619,545		29,097		877,420

	~~W~~	144,705,621	~~W~~	129,130,466	~~W~~	14,496,109	~~W~~	288,332,196

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	December 31, 2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	890,759	~~W~~	117,057	~~W~~	59,632	~~W~~	2,365	~~W~~	1,069,813
Corporate		162,668		27,065		17,192		—		206,925
Credit card		302,871		35,774		20,823		—		359,468

	~~W~~	1,356,298	~~W~~	179,896	~~W~~	97,647	~~W~~	2,365	~~W~~	1,636,206

Impaired loans are as follows:

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	495,546	~~W~~	1,419,851	~~W~~	349,270	~~W~~	2,264,667
Allowances under
Individual assessment		(788)		(791,205)		—		(791,993)
Collective assessment		(178,337)		(90,771)		(212,729)		(481,837)

		(179,125)		(881,976)		(212,729)		(1,273,830)

	~~W~~	316,421	~~W~~	537,875	~~W~~	136,541	~~W~~	990,837

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	56,090,593	~~W~~	5,699,062	~~W~~	135,704	~~W~~	61,925,359
Deposits and savings		3,859,655		81,277		5,001		3,945,933
Property and equipment		8,579,093		561,375		42,754		9,183,222
Real estate		141,433,331		12,726,560		476,327		154,636,218

	~~W~~	209,962,672	~~W~~	19,068,274	~~W~~	659,786	~~W~~	229,690,732

(In millions of Korean won)	December 31, 2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	17,257	~~W~~	113,551	~~W~~	209,180	~~W~~	57,828,611	~~W~~	58,168,599
Deposits and savings		11,857		5,461		40,833		4,149,157		4,207,308
Property and equipment		2,676		30,455		53,647		9,720,857		9,807,635
Real estate		189,480		282,327		688,502		148,183,907		149,344,216

	~~W~~	221,270	~~W~~	431,794	~~W~~	992,162	~~W~~	219,882,532	~~W~~	221,527,758

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities and others that are exposed to credit risk as of June 30, 2018, are as follows:

(In millions of Korean won)	June 30, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost
Grade 1	~~W~~	23,088,964	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,088,964
Grade 2		44,589		—		—		—		44,589
Grade 3		4,084		—		—		—		4,084
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,137,637		—		—		—		23,137,637

Securities measured at fair value through other comprehensive income
Grade 1		32,488,329		30,050		—		—		32,518,379
Grade 2		2,449,463		—		—		—		2,449,463
Grade 3		—		—		—		—		—
Grade 4		2,647		3,368		—		—		6,015
Grade 5		—		—		2,817		—		2,817

	~~W~~	34,940,439	~~W~~	33,418	~~W~~	2,817	~~W~~	—	~~W~~	34,976,674

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The credit qualities of securities, excluding equity securities and others according to the credit ratings by external rating agencies as of June 30, 2018, and December 31, 2017, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2017 are as follows:

(In millions of Korean won)	December 31, 2017
Securities that are neither past due nor impaired	~~W~~	84,597,074
Impaired securities		4,869

	~~W~~	84,601,943

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2017, is as follows:

(In millions of Korean won)	December 31, 2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	21,002,043	~~W~~	3,958,261	~~W~~	93,887	~~W~~	28,232	~~W~~	85,915	~~W~~	25,168,338
Financial assets designated at fair value through profit or loss		1,550,617		200,633		63,856		60,332		106,786		1,982,224
Available-for-sale financial assets		36,471,247		2,433,685		47,079		2,521		—		38,954,532
Held-to-maturity financial assets		18,466,624		21,113		4,243		—		—		18,491,980

	~~W~~	77,490,531	~~W~~	6,613,692	~~W~~	209,065	~~W~~	91,085	~~W~~	192,701	~~W~~	84,597,074

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institions as of June 30, 2018, is classified as follows:

(In millions of Korean won)	June 30, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses
			Non- impaired		Impaired				Total
Due from financial institutions at amortized cost
Grade 1	~~W~~	16,515,047	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,515,047
Grade 2		240,320		—		—		—		240,320
Grade 3		405,839		—		—		—		405,839
Grade 4		21,515		—		—		—		21,515
Grade 5		3,171		—		—		—		3,171

	~~W~~	17,185,892	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,185,892

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of June 30, 2018 is same as the credit qualities of securities, excluding equity securities and others.

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	150,761,239	~~W~~	135,871,040	~~W~~	16,080,924	~~W~~	302,713,203	98.58	~~W~~	(2,578,248)	~~W~~	300,134,955
Europe		—		315,131		190		315,321	0.10		(507)		314,814
China		—		2,232,490		681		2,233,171	0.73		(20,621)		2,212,550
Japan		175		207,530		154		207,859	0.07		(4,358)		203,501
United States		—		990,080		471		990,551	0.32		(6,300)		984,251
Others		195,782		432,831		498		629,111	0.20		(5,789)		623,322

	~~W~~	150,957,196	~~W~~	140,049,102	~~W~~	16,082,918	~~W~~	307,089,216	100.00	~~W~~	(2,615,823)	~~W~~	304,473,393

[1]	The above is the Group’s loans at fair value through profit and loss or amortized cost.

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	146,149,814	~~W~~	127,298,283	~~W~~	15,200,843	~~W~~	288,648,940	98.77	~~W~~	(2,063,919)	~~W~~	286,585,021
Europe		—		192,980		310		193,290	0.07		(2,327)		190,963
China		—		1,879,030		1,458		1,880,488	0.64		(31,017)		1,849,471
Japan		539		127,009		339		127,887	0.04		(6,269)		121,618
United States		—		866,867		1,001		867,868	0.30		(1,600)		866,268
Others		120,627		393,073		896		514,596	0.18		(5,099)		509,497

	~~W~~	146,270,980	~~W~~	130,757,242	~~W~~	15,204,847	~~W~~	292,233,069	100.00	~~W~~	(2,110,231)	~~W~~	290,122,838

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of the Group’s corporate loans by industry as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	13,296,314	9.49	~~W~~	(45,936)	~~W~~	13,250,378
Manufacturing		41,800,044	29.85		(563,529)		41,236,515
Service		57,797,421	41.27		(268,381)		57,529,040
Wholesale & Retail		16,073,254	11.48		(104,616)		15,968,638
Construction		3,539,297	2.53		(243,904)		3,295,393
Public sector		894,709	0.64		(2,837)		891,872
Others		6,648,063	4.74		(83,072)		6,564,991

	~~W~~	140,049,102	100.00	~~W~~	(1,312,275)	~~W~~	138,736,827

(In millions of Korean won)	December 31, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	11,093,682	8.48	~~W~~	(47,531)	~~W~~	11,046,151
Manufacturing		40,201,037	30.74		(449,439)		39,751,598
Service		54,268,271	41.50		(288,521)		53,979,750
Wholesale & Retail		15,061,632	11.52		(90,390)		14,971,242
Construction		3,021,889	2.31		(269,535)		2,752,354
Public sector		1,056,520	0.81		(15,341)		1,041,179
Others		6,054,211	4.64		(70,909)		5,983,302

	~~W~~	130,757,242	100.00	~~W~~	(1,231,666)	~~W~~	129,525,576

Types of the Group’s retail and credit card loans as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	65,839,491	39.42	~~W~~	(24,184)	~~W~~	65,815,307
General		85,117,705	50.96		(624,659)		84,493,048
Credit card		16,082,918	9.62		(654,706)		15,428,212

	~~W~~	167,040,114	100.00	~~W~~	(1,303,548)	~~W~~	165,736,566

(In millions of Korean won)	December 31, 2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	64,140,941	39.72	~~W~~	(18,646)	~~W~~	64,122,295
General		82,130,039	50.86		(410,653)		81,719,386
Credit card		15,204,847	9.42		(449,266)		14,755,581

	~~W~~	161,475,827	100.00	~~W~~	(878,565)	~~W~~	160,597,262

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Credit risk concentration of due from financial institutions, securities, excluding equity securities and others, and derivative financial instruments

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities and others, and derivative financial instruments as of June 30, 2018, are as follows:

(In millions of Korean won)	June 30, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	17,062,435	99.28	~~W~~	(1,848)	~~W~~	17,060,587
Others		123,457	0.72		(22)		123,435

		17,185,892	100.00		(1,870)		17,184,022

Due from financial institutions at fair value through profit or loss
Banking and insurance		329,512	100.00		—		329,512

		329,512	100.00		—		329,512

Securities measured at fair value through profit or loss
Government and government funded institutions		12,323,350	37.61		—		12,323,350
Banking and insurance		14,816,836	45.21		—		14,816,836
Others		5,630,255	17.18		—		5,630,255

		32,770,441	100.00		—		32,770,441

Derivatives
Government and government funded institutions		38,734	1.56		—		38,734
Banking and insurance		2,288,499	92.01		—		2,288,499
Others		159,918	6.43		—		159,918

		2,487,151	100.00		—		2,487,151

Securities measured at fair value through other comprehensive income
Government and government funded institutions		11,350,313	32.45		—		11,350,313
Banking and insurance		18,992,483	54.30		—		18,992,483
Others		4,633,878	13.25		—		4,633,878

		34,976,674	100.00		—		34,976,674

Securities measured at amortized cost
Government and government funded institutions		11,330,657	48.97		(20)		11,330,637
Banking and insurance		9,971,170	43.10		(1,514)		9,969,656
Others		1,835,810	7.93		(286)		1,835,524

		23,137,637	100.00		(1,820)		23,135,817

	~~W~~	110,887,306		~~W~~	(3,689)	~~W~~	110,883,617

[1]	Excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 12,560,192 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of the Group’s credit risk of securities, excluding equity securities, and derivative financial instruments by industry as of December 31, 2017, is as follows:

(In millions of Korean won)	December 31, 2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	8,345,463	33.16
Banking and insurance		11,486,321	45.64
Others		5,336,554	21.20

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,982,224	100.00

		1,982,224	100.00

Derivative financial assets
Government and government funded institutions		12,099	0.37
Banking and insurance		3,098,350	93.60
Others		199,717	6.03

		3,310,166	100.00

Available-for-sale financial assets
Government and government funded institutions		9,498,819	24.38
Banking and insurance		23,314,336	59.84
Others		6,146,246	15.78

		38,959,401	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,449,839	45.69
Banking and insurance		6,765,593	36.59
Others		3,276,548	17.72

		18,491,980	100.00

	~~W~~	87,912,109

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Credit risk concentrations of due from financial institutions, securities, excluding equity securities and others, and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities and others, and derivative financial instruments by country, as of June 30, 2018, are as follows:

(In millions of Korean won)	June 30, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,930,912	81.06	~~W~~	(256)	~~W~~	13,930,656
United States		461,262	2.68		(11)		461,251
Others		2,793,718	16.26		(1,603)		2,792,115

	~~W~~	17,185,892	100.00	~~W~~	(1,870)	~~W~~	17,184,022

Due from financial institutions at fair value through profit or loss
Korea		329,512	100.00		—		329,512

		329,512	100.00		—		329,512

Securities measured at fair value through profit or loss[1]
Korea		29,461,562	89.90		—		29,461,562
United States		1,134,440	3.46		—		1,134,440
Others		2,174,439	6.64		—		2,174,439

		32,770,441	100.00		—		32,770,441

Derivatives
Korea		1,510,263	60.72		—		1,510,263
United States		285,251	11.47		—		285,251
Others		691,637	27.81		—		691,637

		2,487,151	100.00		—		2,487,151

Securities measured at fair value through other comprehensive income
Korea		33,333,568	95.30		—		33,333,568
United States		816,230	2.33		—		816,230
Others		826,876	2.37		—		826,876

		34,976,674	100.00		—		34,976,674

Securities measured at amortized cost
Korea		20,747,847	89.67		(1,239)		20,746,608
United States		1,241,083	5.36		(216)		1,240,867
Others		1,148,707	4.97		(365)		1,148,342

		23,137,637	100.00		(1,820)		23,135,817

	~~W~~	110,887,306		~~W~~	(3,689)	~~W~~	110,883,617

[1]	Excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 12,560,192 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2017, is as follows:

(In millions of Korean won)	December 31, 2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	23,462,909	93.22
United States		643,249	2.56
Others		1,062,180	4.22

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Korea		1,178,197	59.44
United States		120,000	6.05
Others		684,027	34.51

		1,982,224	100.00

Derivative financial assets
Korea		1,743,201	52.66
United States		325,909	9.85
Others		1,241,056	37.49

		3,310,166	100.00

Available-for-sale financial assets
Korea		36,705,979	94.22
United States		1,110,157	2.85
Others		1,143,265	2.93

		38,959,401	100.00

Held-to-maturity financial assets
Korea		16,243,987	87.84
United States		1,076,331	5.82
Others		1,171,662	6.34

	~~W~~	18,491,980	100.00

	~~W~~	87,912,109

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that we linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,237,318	~~W~~	542,115	~~W~~	293,630	~~W~~	890,927	~~W~~	119,049	~~W~~	—	~~W~~	7,083,039
Financial assets at fair value through profit or loss		47,447,669		542,780		51,325		369,416		213,979		1,121,038		49,746,207
Derivatives held for trading[2]		2,375,933		—		—		—		—		—		2,375,933
Derivatives held for fair value hedging[3]		—		213		1,981		8,698		14,864		40,448		66,204
Loans at amortized cost		3,449,336		29,252,613		32,219,559		107,033,903		77,843,447		99,201,252		349,000,110
Financial investments
Financial assets measured at fair value through other comprehensive income		2,110,872		1,346,093		3,232,006		10,641,003		18,689,397		3,087,434		39,106,805
Securities measured at amortized cost		—		842,055		2,629,358		2,105,126		9,636,442		14,424,951		29,637,932
Other financial assets		80,577		10,097,077		147,793		1,337,161		55,154		33,755		11,751,517

	~~W~~	60,701,705	~~W~~	42,622,946	~~W~~	38,575,652	~~W~~	122,386,234	~~W~~	106,572,332	~~W~~	117,908,878	~~W~~	488,767,747

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	June 30, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,476,660	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,476,660
Financial liabilities designated at fair value through profit or loss[2]		11,776,216		—		—		—		—		—		11,776,216
Derivatives held for trading[2]		2,839,147		—		—		—		—		—		2,839,147
Derivatives held for fair value hedging[3]		—		29,881		5,028		(63,381)		15,236		92		(13,144)
Deposits[4]		127,064,722		13,242,898		25,213,844		88,881,594		11,570,295		3,090,407		269,063,760
Debts		5,941,050		11,594,431		2,872,913		7,061,516		4,947,490		638,358		33,055,758
Debentures		35,927		2,557,554		4,358,857		10,863,346		32,048,628		2,022,273		51,886,585
Other financial liabilities		39,007		19,968,609		187,586		250,221		467,280		107,983		21,020,686

	~~W~~	150,172,729	~~W~~	47,393,373	~~W~~	32,638,228	~~W~~	106,993,296	~~W~~	49,048,929	~~W~~	5,859,113	~~W~~	392,105,668

Off- balance sheet items
Commitments[5]	~~W~~	132,410,868	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	132,410,868
Financial guarantee contract[6]		3,669,137		—		—		—		—		—		3,669,137

	~~W~~	136,080,005	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	136,080,005

[1]	The amounts of ~~W~~ 12,742,724 million, which is restricted due from the financial institutions as of June 30, 2018, is excluded.
[2]

Financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[5]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[6]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,355,289	~~W~~	1,842,808	~~W~~	319,173	~~W~~	324,703	~~W~~	357,340	~~W~~	11,462	~~W~~	9,210,775
Financial assets held for trading[2]		30,177,293		—		—		—		—		—		30,177,293
Financial assets designated at fair value through profit or loss[2]		2,050,052		—		—		—		—		—		2,050,052
Derivatives held for trading[2]		2,980,462		—		—		—		—		—		2,980,462
Derivatives held for fair value hedging[3]		559		48,093		29,693		42,163		(2,577)		52,698		170,629
Loans		3,437,020		22,062,457		30,802,580		103,782,624		75,345,756		96,863,329		332,293,766
Available-for-sale financial assets[4]		10,063,251		1,580,946		2,311,652		11,655,746		20,322,800		7,567,341		53,501,736
Held-to-maturity financial assets		—		658,856		493,420		3,217,345		6,890,530		13,247,255		24,507,406
Other financial assets		8,416		7,934,856		52,757		1,305,410		43,433		16,532		9,361,404

	~~W~~	55,072,342	~~W~~	34,128,016	~~W~~	34,009,275	~~W~~	120,327,991	~~W~~	102,957,282	~~W~~	117,758,617	~~W~~	464,253,523

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss[2]		10,078,288		—		—		—		—		—		10,078,288
Derivatives held for trading[2]		3,050,471		—		—		—		—		—		3,050,471
Derivatives held for fair value hedging[3]		404		3,740		(4,715)		(19,705)		(7,143)		244		(27,175)
Deposits[5]		127,035,944		12,365,158		23,236,756		82,586,445		11,473,834		2,667,969		259,366,106
Debts		5,957,108		10,024,019		3,741,022		5,724,453		4,409,543		599,680		30,455,825
Debentures		40,655		1,015,298		3,020,683		9,644,135		29,611,835		3,245,342		46,577,948
Other financial liabilities		200,082		14,060,432		145,538		229,873		342,397		965,929		15,944,251

	~~W~~	148,307,722	~~W~~	37,468,647	~~W~~	30,139,284	~~W~~	98,165,201	~~W~~	45,830,466	~~W~~	7,479,164	~~W~~	367,390,484

Off- balance sheet items
Commitments[6]	~~W~~	102,183,167	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	102,183,167
Financial guarantee contract[7]		3,683,875		—		—		—		—		—		3,683,875

	~~W~~	105,867,042	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	105,867,042

[1]	The amounts of ~~W~~ 10,669,956 million, which are restricted due from the financial institutions as of December 31, 2017, is excluded.
[2]

Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘on demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	464	~~W~~	(25)	~~W~~	589	~~W~~	9,273	~~W~~	—	~~W~~	10,301
Cash flow to be received of gross-settlement derivatives		113,589		112,826		534,630		1,840,488		61,835		2,663,368
Cash flow to be paid of gross-settlement derivatives		(112,469)		(111,824)		(547,549)		(1,776,997)		(65,000)		(2,613,839)

(In millions of Korean won)	December 31, 2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(224)	~~W~~	(1,556)	~~W~~	(3,044)	~~W~~	(442)	~~W~~	16	~~W~~	(5,250)
Cash flow to be received of gross-settled derivatives		196,795		298,108		745,490		1,404,317		—		2,644,710
Cash flow to be paid of gross-settled derivatives		(188,698)		(285,397)		(698,054)		(1,324,504)		—		(2,496,653)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Financial information by business segment as of and for the six-month period ended June 30, 2018, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,106,122	~~W~~	1,551,985	~~W~~	579,878	~~W~~	3,237,985	~~W~~	578,701	~~W~~	697,234	~~W~~	771,462	~~W~~	63,144	~~W~~	227,690	~~W~~	—	~~W~~	5,576,216
Intra-segment operating revenues (expenses)		66,370		—		87,281		153,651		(14,099)		(28,679)		(106,261)		(16,607)		93,433		(81,438)		—

	~~W~~	1,172,492	~~W~~	1,551,985	~~W~~	667,159	~~W~~	3,391,636	~~W~~	564,602	~~W~~	668,555	~~W~~	665,201	~~W~~	46,537	~~W~~	321,123	~~W~~	(81,438)	~~W~~	5,576,216

Net interest income (expense)		1,322,666		1,428,642		216,186		2,967,494		256,107		301,093		571,523		93,895		149,182		861		4,340,155
Interest income		2,000,845		2,173,988		586,550		4,761,383		381,378		301,268		715,859		93,904		314,305		(10,083)		6,558,014
Interest expense		(678,179)		(745,346)		(370,364)		(1,793,889)		(125,271)		(175)		(144,336)		(9)		(165,123)		10,944		(2,217,859)
Net fee and commission income (expense)		136,797		320,100		199,882		656,779		363,665		(71,122)		117,468		(6,491)		167,203		(2,793)		1,224,709
Fee and commission income		176,246		356,637		254,684		787,567		418,201		730		1,039,247		163		195,941		(155,638)		2,286,211
Fee and commission expense		(39,449)		(36,537)		(54,802)		(130,788)		(54,536)		(71,852)		(921,779)		(6,654)		(28,738)		152,845		(1,061,502)
Net insurance income (expense)		—		—		—		—		—		376,452		9,597		(71,176)		—		6,146		321,019
Insurance income		—		—		—		—		—		5,404,944		16,623		586,242		—		(11,700)		5,996,109
Insurance expense		—		—		—		—		—		(5,028,492)		(7,026)		(657,418)		—		17,846		(5,675,090)
Net gains (losses) on financial instruments at fair value through profit or loss		2,697		—		203,988		206,685		(102,212)		97,593		8,052		35,694		29,968		(59,062)		216,718
Net other operating income (expense)		(289,668)		(196,757)		47,103		(439,322)		47,042		(35,461)		(41,439)		(5,385)		(25,230)		(26,590)		(526,385)
General and administrative expenses		(475,420)		(903,558)		(301,944)		(1,680,922)		(357,596)		(401,191)		(206,201)		(31,645)		(136,139)		69,963		(2,743,731)
Operating profit before provision for credit losses		697,072		648,427		365,215		1,710,714		207,006		267,364		459,000		14,892		184,984		(11,475)		2,832,485
Provision (reversal) for credit losses		72,387		(84,116)		13,124		1,395		(357)		(10,432)		(208,971)		323		(63,354)		67		(281,329)
Net operating income		769,459		564,311		378,339		1,712,109		206,649		256,932		250,029		15,215		121,630		(11,408)		2,551,156
Share of profit of associates and joint ventures		—		—		23,146		23,146		(280)		—		(459)		—		487		(10,172)		12,722
Net other non-operating income (expense)		(179)		—		105,300		105,121		3,682		8,179		(19,132)		(93)		(1,495)		(13,616)		82,646
Segment profits before income tax		769,280		564,311		506,785		1,840,376		210,051		265,111		230,438		15,122		120,622		(35,196)		2,646,524
Income tax expense		(202,238)		(149,792)		(135,013)		(487,043)		(57,216)		(76,924)		(61,809)		(4,285)		(43,381)		(680)		(731,338)
Profit for the reporting period		567,042		414,519		371,772		1,353,333		152,835		188,187		168,629		10,837		77,241		(35,876)		1,915,186
Profit attributable to shareholders of the Parent Company		567,042		414,519		371,772		1,353,333		152,831		188,115		168,629		10,837		76,930		(35,692)		1,914,983
Profit attributable to non-controlling interests		—		—		—		—		4		72		—		—		311		(184)		203
Total assets[1]		125,533,759		133,213,123		89,944,548		348,691,430		42,037,061		33,375,328		18,495,260		9,121,181		39,272,245		(27,655,115)		463,337,390
Total liabilities[1]		115,569,080		149,796,476		57,447,672		322,813,228		37,594,841		30,053,060		14,639,351		8,606,730		16,738,780		(1,702,115)		428,743,875

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Financial information by business segment for the six-month period ended June 30, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	999,472	~~W~~	1,298,197	~~W~~	659,961	~~W~~	2,957,630	~~W~~	537,104	~~W~~	394,065	~~W~~	659,400	~~W~~	79,642	~~W~~	172,436	~~W~~	—	~~W~~	4,800,277
Intra-segment operating revenues (expenses)		2,252		—		99,209		101,461		801		7,868		(99,164)		(18,114)		89,468		(82,320)		—

	~~W~~	1,001,724	~~W~~	1,298,197	~~W~~	759,170	~~W~~	3,059,091	~~W~~	537,905	~~W~~	401,933	~~W~~	560,236	~~W~~	61,528	~~W~~	261,904	~~W~~	(82,320)	~~W~~	4,800,277

Net interest income (expense)		1,220,182		1,279,043		165,275		2,664,500		300,504		151,594		529,933		107,703		159,926		3,136		3,917,296
Interest income		1,709,479		1,910,237		469,359		4,089,075		397,661		151,635		655,101		107,717		294,250		(4,852)		5,690,587
Interest expense		(489,297)		(631,194)		(304,084)		(1,424,575)		(97,157)		(41)		(125,168)		(14)		(134,324)		7,988		(1,773,291)
Net fee and commission income (expense)		114,163		286,380		200,319		600,862		270,843		(31,160)		80,744		(1,944)		117,338		(5,835)		1,030,848
Fee and commission income		153,161		321,314		244,729		719,204		310,107		645		916,862		37		140,428		(156,234)		1,931,049
Fee and commission expense		(38,998)		(34,934)		(44,410)		(118,342)		(39,264)		(31,805)		(836,118)		(1,981)		(23,090)		150,399		(900,201)
Net insurance income (expense)		—		—		—		—		—		251,227		10,881		(65,460)		—		10,510		207,158
Insurance income		—		—		—		—		—		2,653,831		18,182		510,330		—		(6,926)		3,175,417
Insurance expense		—		—		—		—		—		(2,402,604)		(7,301)		(575,790)		—		17,436		(2,968,259)
Net gains/(losses) on financial instruments at fair value through profit or loss		(2,535)		—		(7,699)		(10,234)		89,444		5,375		—		4,336		4,906		9,732		103,559
Net other operating income (expense)		(330,086)		(267,226)		401,275		(196,037)		(122,886)		24,897		(61,322)		16,893		(20,266)		(99,863)		(458,584)
General and administrative expenses		(439,713)		(859,176)		(346,138)		(1,645,027)		(345,150)		(188,700)		(194,437)		(35,993)		(139,071)		58,786		(2,489,592)
Operating profit before provision for credit losses		562,011		439,021		413,032		1,414,064		192,755		213,233		365,799		25,535		122,833		(23,534)		2,310,685
Provision (reversal) for credit losses		(53,997)		(41,467)		2,912		(92,552)		(20,324)		(4,717)		(165,588)		347		(24,825)		(39)		(307,698)
Net operating income		508,014		397,554		415,944		1,321,512		172,431		208,516		200,211		25,882		98,008		(23,573)		2,002,987
Share of profit of associates		—		—		13,805		13,805		507		—		(176)		—		4,992		39,987		59,115
Net other non-operating income (expense)		1,939		—		33,811		35,750		2,250		4,940		(4,530)		(8)		(749)		112,514		150,167
Segment profits before income tax		509,953		397,554		463,560		1,371,067		175,188		213,456		195,505		25,874		102,251		128,928		2,212,269
Income tax expense		(123,987)		(96,208)		58,357		(161,838)		(45,502)		(51,627)		(41,956)		(5,257)		(30,954)		17,203		(319,931)
Profit for the reporting period		385,966		301,346		521,917		1,209,229		129,686		161,829		153,549		20,617		71,297		146,131		1,892,338
Profit attributable to shareholders of the Parent Company		385,966		301,346		521,917		1,209,229		129,686		161,688		153,549		20,617		71,495		113,918		1,860,182
Profit attributable to non-controlling interests		—		—		—		—		—		141		—		—		(198)		32,213		32,156
Total assets[1]		117,904,269		129,438,168		82,423,490		329,765,927		37,351,680		32,351,778		17,658,310		9,125,741		37,439,753		(26,907,580)		436,785,609
Total liabilities[1]		102,224,405		147,870,309		54,347,779		304,442,493		32,936,024		29,128,747		13,616,481		8,586,328		15,137,421		(1,106,714)		402,740,780

[1]	Assets and liabilities of the reporting segments are amounts as of December 31, 2017 before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018		2017
Banking service	~~W~~	3,237,985	~~W~~	2,957,630
Securities service		578,701		537,104
Non-life Insurance service		697,234		394,065
Credit card service		771,462		659,400
Life insurance service		63,144		79,642
Other service		227,690		172,436

	~~W~~	5,576,216	~~W~~	4,800,277

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2018 and 2017, and major non-current assets as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	2018		2017		June 30, 2018		December 31, 2017
	Revenues from external customers				Major non-current assets
Domestic	~~W~~	5,484,795	~~W~~	4,745,867	~~W~~	8,008,497	~~W~~	7,472,597
United States		23,121		10,020		375,699		363,330
New Zealand		2,942		2,945		33		57
China		46,501		18,647		4,892		4,585
Cambodia		4,356		3,510		1,625		1,753
United Kingdom		4,758		5,349		653		319
Others		9,743		13,939		209,806		78,142
Intra-group adjustment		—		—		71,012		72,455

	~~W~~	5,576,216	~~W~~	4,800,277	~~W~~	8,672,217	~~W~~	7,993,238

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,776,387	~~W~~	19,777,942
Financial assets at fair value through profit or loss		48,045,825		48,045,825
Due from financial institutions		329,512		329,512
Debt securities		45,330,633		45,330,633
Equity securities		1,543,165		1,543,165
Loans		769,118		769,118
Others		73,397		73,397
Derivatives held for trading		2,375,932		2,375,932
Derivatives held for hedging		111,219		111,219
Loans at amortized cost		303,704,275		304,056,362
Financial assets measured at fair value through other comprehensive income		37,375,092		37,375,092
Debt securities		34,976,674		34,976,674
Equity securities		2,398,418		2,398,418
Securities measured at amortized cost		23,135,817		22,904,020
Others		12,644,085		12,644,085

	~~W~~	447,168,632	~~W~~	447,290,477

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,476,660	~~W~~	2,476,660
Financial liabilities designated at fair value through profit or loss		11,776,216		11,776,216
Derivatives held for trading		2,839,199		2,839,199
Derivatives held for hedging		274,518		274,518
Deposits		265,290,471		265,996,616
Debts		32,562,412		32,587,259
Debentures		49,436,407		49,707,546
Other financial liabilities		23,779,082		23,780,166

	~~W~~	388,434,965	~~W~~	389,438,180

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,817,825	~~W~~	19,805,138
Financial assets held for trading		30,177,293		30,177,293
Debt securities		25,168,338		25,168,338
Equity securities		4,935,100		4,935,100
Others		73,855		73,855
Financial assets designated at fair value through profit or loss		2,050,052		2,050,052
Debt securities		368,820		368,820
Equity securities		67,828		67,828
Derivative-linked securities		1,613,404		1,613,404
Derivatives held for trading		2,998,042		2,998,042
Derivatives held for hedging		312,124		312,124
Loans		290,122,838		289,807,038
Available-for-sale financial assets		48,116,263		48,116,263
Debt securities		38,959,401		38,959,401
Equity securities		9,156,862		9,156,862
Held-to-maturity financial assets		18,491,980		18,483,065
Other financial assets		10,195,015		10,195,015

	~~W~~	422,281,432	~~W~~	421,944,030

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		10,078,288		10,078,288
Derivatives held for trading		3,054,614		3,054,614
Derivatives held for hedging		88,151		88,151
Deposits		255,800,048		256,222,490
Debts		28,820,928		28,814,801
Debentures		44,992,724		44,400,325
Other financial liabilities		18,330,004		18,328,276

	~~W~~	363,109,527	~~W~~	362,931,715

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	280,412	~~W~~	49,100	~~W~~	329,512
Debt securities		10,753,819		28,088,867		6,487,947		45,330,633
Equity securities		1,029,522		117,662		395,981		1,543,165
Loans		—		628,589		140,529		769,118
Others		73,397		—		—		73,397

		11,856,738		29,115,530		7,073,557		48,045,825

Derivatives held for trading		30,845		2,256,957		88,130		2,375,932
Derivatives held for hedging		—		111,219		—		111,219

Financial assets measured at fair value through other comprehensive income
Debt securities		12,096,890		22,879,784		—		34,976,674
Equity securities		1,122,500		66,655		1,209,263		2,398,418

		13,219,390		22,946,439		1,209,263		37,375,092

	~~W~~	25,106,973	~~W~~	54,430,145	~~W~~	8,370,950	~~W~~	87,908,068

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,476,660	~~W~~	—	~~W~~	—	~~W~~	2,476,660
Financial liabilities designated at fair value through profit or loss		297		2,000,028		9,775,891		11,776,216
Derivatives held for trading		256,257		2,372,639		210,303		2,839,199
Derivatives held for hedging		—		274,518		—		274,518

	~~W~~	2,733,214	~~W~~	4,647,185	~~W~~	9,986,194	~~W~~	17,366,593

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,814,921	~~W~~	17,353,417	~~W~~	—	~~W~~	25,168,338
Equity securities		2,340,497		2,594,603		—		4,935,100
Others		73,855		—		—		73,855

		10,229,273		19,948,020		—		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities		—		66,969		301,851		368,820
Equity securities		—		—		67,828		67,828
Derivative-linked securities		—		668,739		944,665		1,613,404

		—		735,708		1,314,344		2,050,052

Derivatives held for trading		80,678		2,720,285		197,079		2,998,042
Derivatives held for hedging		—		311,349		775		312,124

Available-for-sale financial assets[1]
Debt securities		10,446,001		28,464,019		49,381		38,959,401
Equity securities		1,550,766		1,789,501		5,816,595		9,156,862

		11,996,767		30,253,520		5,865,976		48,116,263

	~~W~~	22,306,718	~~W~~	53,968,882	~~W~~	7,378,174	~~W~~	83,653,774

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		843		1,389,553		8,687,892		10,078,288
Derivatives held for trading		272,766		2,717,862		63,986		3,054,614
Derivatives held for hedging		—		88,081		70		88,151

	~~W~~	2,218,379	~~W~~	4,195,496	~~W~~	8,751,948	~~W~~	15,165,823

[1]

The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~ 116,629 as of December 31, 2017 , respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	June 30, 2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	280,412	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		28,088,867	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset Index, Discount rate, Volatility and others
Equity securities		117,662	DCF Model	Interest rate, Discount rate and others
Loans		628,589	DCF Model	Interest rate, Discount rate and others

		29,115,530

Derivatives held for trading		2,256,957	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		111,219	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		22,879,784	DCF Model, Option model	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,655	DCF Model	Discount rate, Volatility and others

		22,946,439

	~~W~~	54,430,145

Financial liabilities
Financial liabilities designated at fair value through profit or loss		2,000,028	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		2,372,639	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model , Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		274,518	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,647,185

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)
	December 31, 2017
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,353,417	DCF Model, option model	Underlying asset Index, Discount rate, Volatility
Equity securities		2,594,603	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Volatility, Discount rate, Fair value of underlying asset

		19,948,020

Financial assets designated at fair value through profit or loss
Debt securities		66,969	DCF Model, Hull and White Model,	Discount rate, Volatility
Derivative-linked securities		668,739	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

		735,708

Derivatives held for trading		2,720,285	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and Others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Dividend rate and others
Derivatives held for hedging		311,349	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		28,464,019	DCF Model, option model, Net Asset Value	Discount rate
Equity securities		1,789,501	DCF Model, Option Model, Net Asset Value	Discount rate, Fair value of underlying asset

		30,253,520

	~~W~~	53,968,882

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	1,389,553	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility

		1,389,553

Derivatives held for trading		2,717,862	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model , Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		88,081	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,195,496

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2018 and December 31, 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	June 30, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,769,324	~~W~~	15,277,725	~~W~~	1,730,893	~~W~~	19,777,942
Loans at amortized cost		—		536,931		303,519,431		304,056,362
Securities measured at amortized cost		7,226,526		15,677,494		—		22,904,020
Other financial assets[2]		—		—		12,644,085		12,644,085

	~~W~~	9,995,850	~~W~~	31,492,150	~~W~~	317,894,409	~~W~~	359,382,409

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	127,300,808	~~W~~	138,695,808	~~W~~	265,996,616
Debts[3]		—		951,139		31,636,120		32,587,259
Debentures		—		45,484,542		4,223,004		49,707,546
Other financial liabilities[4]		—		—		23,780,166		23,780,166

	~~W~~	—	~~W~~	173,736,489	~~W~~	198,335,098	~~W~~	372,071,587

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~ 12,644,085 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of June 30, 2018.
[3]	Debts of ~~W~~ 41,306 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of June 30, 2018.
[4]	Other financial liabilities of ~~W~~ 23,293,670 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of June 30, 2018.

(In millions of Korean won)	December 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,754,086	~~W~~	15,281,705	~~W~~	1,769,347	~~W~~	19,805,138
Loans		—		569,625		289,237,413		289,807,038
Held-to-maturity financial assets		4,825,393		13,653,429		4,243		18,483,065
Other financial assets[2]		—		—		10,195,015		10,195,015

	~~W~~	7,579,479	~~W~~	29,504,759	~~W~~	301,206,018	~~W~~	338,290,256

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	125,154,284	~~W~~	131,068,206	~~W~~	256,222,490
Debts[3]		—		853,615		27,961,186		28,814,801
Debentures		—		41,058,076		3,342,249		44,400,325
Other financial liabilities[4]		—		—		18,328,276		18,328,276

	~~W~~	—	~~W~~	167,065,975	~~W~~	180,699,917	~~W~~	347,765,892

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~ 10,195,015 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[3]	Debts of ~~W~~ 19,820 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[4]	Other financial liabilities of ~~W~~ 17,882,909 million included in Level 3 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	536,931	DCF Model	Discount rate
Securities measured at amortized cost		15,677,494	DCF Model	Discount rate
Financial liabilities
Debts		909,833	DCF Model	Discount rate
Debentures		45,484,542	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2017
	Fair value		Valuation technique	Inputs
Financial assets
Loans	~~W~~	569,625
Held-to-maturity financial assets		13,653,429	DCF Model	Discount rate
Financial liabilities
Debts		833,795	DCF Model	Discount rate
Debentures		41,058,076	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	June 30, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,730,893	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		303,519,431	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rate

	~~W~~	305,250,324

Financial liabilities
Deposits	~~W~~	138,695,808	DCF Model	Other spread, Interest rates, , Early termination ratio
Debts		31,636,120	DCF Model	Other spread, Interest rates
Debentures		4,223,004	DCF Model	Other spread, Interest rates
Other financial liabilities		486,496	DCF Model	Other spread, Interest rates

	~~W~~	175,041,428

(In millions of Korean won)
	December 31, 2017
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,769,347	DCF Model	Credit spread, Other spread, Interest rates
Loans		289,237,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates
Held-to-maturity financial assets		4,243	DCF Model	Interest rates

	~~W~~	291,011,003

Financial liabilities
Deposits	~~W~~	131,068,206	DCF Model	Other spread, Prepayment rate, Interest rates
Debts		27,961,186	DCF Model	Other spread, Interest rates
Debentures		3,342,249	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		445,367	DCF Model	Other spread, Interest rates

	~~W~~	162,817,008

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning[2]	~~W~~	48,243	~~W~~	6,105,391	~~W~~	133,309	~~W~~	1,181,575	~~W~~	(8,687,892)	~~W~~	96,354	~~W~~	705
Total gains or losses
- Profit or loss		828		163,718		1,257		—		(64,426)		(100,684)		(116)
- Other comprehensive income		29		17,524		—		14,835		3,329		—		—
Purchases		—		1,895,607		59,600		53,333		—		11,075		—
Sales		—		(1,290,362)		(53,637)		(40,480)		—		(88,306)		—
Issues		—		—		—		—		(6,311,321)		(37,674)		—
Settlements		—		—		—		—		5,284,419		74		(589)
Transfers into Level 3[1]		—		1,308		—		—		—		(3,012)		—
Transfers out of Level 3[1]		—		(9,258)		—		—		—		—		—

Ending	~~W~~	49,100	~~W~~	6,883,928	~~W~~	140,529	~~W~~	1,209,263	~~W~~	(9,775,891)	~~W~~	(122,173)	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		46,727		690		(618,236)		328,364		516
- Other comprehensive income		—		44,563		—		—		—
Purchases		681,788		766,258		—		15,522		—
Sales		(632,789)		(304,984)		—		(103,018)		—
Issues		—		—		(5,739,076)		(34,491)		—
Settlements		(132,857)		—		4,828,916		2,423		—
Transfers into Level 3		—		—		—		—		—
Transfers out of Level 3		—		(33,181)		—		—		—
Business Combination		524,380		2,047,831		—		522		—

Ending	~~W~~	1,250,521	~~W~~	5,593,469	~~W~~	(9,325,535)	~~W~~	144,412	~~W~~	1,793

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income (loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(972)	~~W~~	1,298	~~W~~	251
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		57,638		1,414		251

(In millions of Korean won)	2017
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income (loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(243,145)	~~W~~	1,206	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(158,914)		(3,137)		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~ 49,100	DCF Model, Option Model, Net Asset Value, Income approach,Market approach	Volatility of the underlying asset	11.25~25.94	The higher the volatility, the higher the fair value fluctuation
			Correlation	9.33~90.00	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Discount rate	1.33~11.47	The lower the discount rate, the higher the fair value
			Growth rate	0~2.2	The higher the growth rate, the higher the fair value
Debt securities	6,487,947	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach,Market approach and others	Growth rate	0~2.2	The higher the growth rate, the higher the fair value
			Volatility of the underlying asset	0~41.00	The higher the volatility, the higher the fair value fluctuation
			Value of Real estate	-1.00~1.00	The higher the value of Real estate, the higher the fair value
			Discount rate	1.33~11.47	The lower the discount rate, the higher the fair value
			Recovery rate	40	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	6.58~90.00	The higher the correlation, the higher the fair value fluctuation
Equity securities	395,981	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions and others	Growth rate	0~2.2	The higher the growth rate, the higher the fair value
			Discount rate	1.8~19.73	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	6.84~41.00	The higher the volatility, the higher the fair value fluctuation
			Correlation	9.33~90.00	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40	The higher the recovery rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Loans	140,529	Tree Model	Volatility of the stock price	12.66~48.64	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading Stock and index	48,995	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	6.75~47.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	24.00~68.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	39,135	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Loss given default	0.31	The higher the loss given default, the lower the fair value
			Volatility	4.00~28.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-13.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income Equity securities	1,209,263	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.2	The higher the growth rate, the higher the fair value
			Discount rate	5.49~18.73	The lower the discount rate, the higher the fair value
			Correlation	7.23~11.19	The higher the correlation, the higher the fair value fluctuation
			Volatility	21.65~23.39	The higher the volatility, the higher the fair value fluctuation
	~~W~~8,370,950

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~9,775,891	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~184.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-49.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	64,820	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~62.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	3.00~68.00	The higher the correlation, the higher the fair value fluctuation
Others	145,483	Monte Carlo Simulation, Hull and White Model, Tree Model, DCF Model, Closed form formula	Volatility	1.00~184.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	19.76	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.61	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.59~2.78	The lower the discount rate, the higher the fair value
			Correlation between underlying asset	-49.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~9,986,194

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	301,851	Tree Model, DCF Model, Hull and White Model	Volatility of the underlying asset	9.96 ~ 29.53	The higher the volatility, the higher the fair value fluctuation
Equity securities		67,828	Tree Model	Volatility of the underlying asset	11.45 ~ 24.01	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		944,665	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model, Option Model, Tree Model	Volatility of the underlying asset	10.00 ~ 30.07	The higher the volatility, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying assets	8.27 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index		138,972	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	1.00 ~ 39.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	3.00 ~ 67.00	The higher the value of correlation, the higher the fair value fluctuation
Currency, Interest rate and others		58,107	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model, Option Model	Loss given default	0.56	The higher the loss given default, the lower the fair value
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	3.00 ~ 51.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.00 ~ 90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging Interest rate		775	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets Debt securities		49,381	DCF Model, Option Model, Net asset value method, Market approach	Volatility	15.26 ~ 30.07	The volatility is different for each item
				Correlation between underlying assets	48.82 ~ 82.16	The coefficient of correlation is different for each item
				Discount rate	2.57 ~ 11.08	The lower the discount rate, the higher the fair value
				Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Equity securities		5,816,595

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model, Net asset value Valuation and others

				Growth rate	-1.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	-1.00 ~ 52.68	The lower the discount rate, the higher the fair value
				Asset value	-1.00 ~ 1.00	The higher the asset value, the higher the fair value
				Correlation between underlying assets	48.82 ~ 82.16	The coefficient of correlation is different for each item
				Volatility	15.26 ~ 30.07	The volatility is different for each item

	~~W~~	7,378,174

Financial liabilities
Financial liabilities designated at fair value through profit or loss Derivative-linked securities	~~W~~	8,687,892	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.42 ~ 90.24	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index		14,796	DCF Model, Closed Form, Monte Carlo Simulation, FDM	Volatility of the underlying asset	1.00 ~ 33.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	7.00 ~ 67.00	The higher the correlation, the higher the fair value fluctuation
Others		49,190	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Option Model	Volatility of the stock price	15.84	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.57 ~ 2.69	The lower the discount rate, the higher the fair value
				Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	25.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging Interest rate		70	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

	~~W~~	8,751,948

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities (including private equity funds), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	June 30, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	7	~~W~~	(10)	~~W~~	53	~~W~~	(53)
Debt securities [4]		25,012		(21,973)		2,579		(2,503)
Equity securities [3]		13,357		(10,650)		772		(602)
Loans		74		(66)		—		—
Derivatives held for trading [2]		27,863		(29,758)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		110,077		(61,414)

	~~W~~	66,313	~~W~~	(62,457)	~~W~~	113,481	~~W~~	(64,572)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	93,196	~~W~~	(94,295)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		58,414		(56,383)		—		—

	~~W~~	151,610	~~W~~	(150,678)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	3,220	~~W~~	(2,563)	~~W~~	—	~~W~~	—
Equity securities		654		(626)		—		—
Derivative-linked securities		6,906		(6,820)		—		—
Derivatives held for trading[2]		25,616		(28,488)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		205		(51)
Equity securities[4]		—		—		126,916		(71,396)

	~~W~~	36,396	~~W~~	(38,497)	~~W~~	127,121	~~W~~	(71,447)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	40,020	~~W~~	(36,757)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		11,091		(10,827)		—		—
Derivatives held for hedging[2]		2		(2)		—		—

	~~W~~	51,113	~~W~~	(47,586)	~~W~~	—	~~W~~	—

[1]

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.

[2]

For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.

[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Balance at the beginning of the period	~~W~~	22,814	~~W~~	39,033
New transactions and others		73,924		13,637
Changes during the period		(48,686)		(37,621)

Balance at the end of the period	~~W~~	48,052	~~W~~	15,049

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	June 30, 2018
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets mandatorily measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,776,387	~~W~~	—	~~W~~	19,776,387
Financial assets at fair value through profit or loss		48,045,825		—		—		—		—		48,045,825
Derivatives		2,375,932		—		—		—		111,219		2,487,151
Loans at amortized cost		—		—		—		303,704,275		—		303,704,275
Financial investments		—		34,976,674		2,398,418		23,135,817		—		60,510,909
Other financial assets		—		—		—		12,644,085		—		12,644,085

	~~W~~	50,421,757	~~W~~	34,976,674	~~W~~	2,398,418	~~W~~	359,260,564	~~W~~	111,219	~~W~~	447,168,632

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)
	June 30, 2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,476,660	~~W~~	11,776,216	~~W~~	—	~~W~~	—	~~W~~	14,252,876
Derivatives		2,839,199		—		—		274,518		3,113,717
Deposits		—		—		265,290,471		—		265,290,471
Debts		—		—		32,562,412		—		32,562,412
Debentures		—		—		49,436,407		—		49,436,407
Other financial liabilities		—		—		23,779,082		—		23,779,082

	~~W~~	5,315,859	~~W~~	11,776,216	~~W~~	371,068,372	~~W~~	274,518	~~W~~	388,434,965

(In millions of Korean won)	December 31, 2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19,817,825	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,817,825
Financial assets at fair value through profit or loss		30,177,293		2,050,052		—		—		—		—		32,227,345
Derivatives		2,998,042		—		—		—		—		312,124		3,310,166
Loans		—		—		290,122,838		—		—		—		290,122,838
Financial investments		—		—		—		48,116,263		18,491,980		—		66,608,243
Other financial assets		—		—		10,195,015		—		—		—		10,195,015

	~~W~~	33,175,335	~~W~~	2,050,052	~~W~~	320,135,678	~~W~~	48,116,263	~~W~~	18,491,980	~~W~~	312,124	~~W~~	422,281,432

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	10,078,288	~~W~~	—	~~W~~	—	~~W~~	12,023,058
Derivatives		3,054,614		—		—		88,151		3,142,765
Deposits		—		—		255,800,048		—		255,800,048
Debts		—		—		28,820,928		—		28,820,928
Debentures		—		—		44,992,724		—		44,992,724
Other financial liabilities		—		—		18,330,004		—		18,330,004

	~~W~~	4,999,384	~~W~~	10,078,288	~~W~~	347,943,704	~~W~~	88,151	~~W~~	363,109,527

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	June 30, 2018		December 31, 2017
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.54	~~W~~	9,889,457	~~W~~	8,511,295
	Due from financial institutions	KEB Hana Bank and others	0.00 ~ 2.70		2,423,185		2,267,778
	Due from others	NH investment & Securities Co., Ltd. and others	0.00 ~ 1.47		875,182		3,377,102

					13,187,824		14,156,175

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others	—		2,055,692		1,670,935
	Time deposits in foreign currencies	CMB Beijing West Third Ring Branch and others	0.00 ~ 9.00		951,560		775,917
	Due from others	Societe Generale and others	—		990,816		616,634

					3,998,068		3,063,486

				~~W~~	17,185,892	~~W~~	17,219,661

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Restricted cash from financial institutions as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Financial Institutions	June 30, 2018		December 31, 2017		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	9,889,457	~~W~~	8,511,295	Bank of Korea Act
	Due from Banking institution	Standard Chartered Bank Korea Limited and others		521,550		572,132	Deposits related to securitization
	Due from others	NH investment & Securities Co., Ltd. and others		701,487		371,398	Market entry deposit and others

				11,112,494		9,454,825

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others		688,199		619,130	Bank of Korea Act and others
	Time deposits in foreign currencies	China Construction Bank NY Branch and others		30,943		29,650	Bank Act of the State of New York
	Due from others	Societe Generale and others		896,673		509,484	Derivatives margin account and others

				1,615,815		1,158,264

			~~W~~	12,728,309	~~W~~	10,613,089

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the six-month period ended June 30, 2018, are as follows:

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,797	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal				—		—
Provision (reversal) for loan losses		24		—		—
Others (change of currency ratio, etc.)		49		—		—

Ending	~~W~~	1,870	~~W~~	—	~~W~~	—

[1]	Prepared in accordance with Korean IFRS 1109.

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	220,000	~~W~~	—	~~W~~	2,676
Futures[1]		6,957,357		419		1,592
Swaps		197,308,323		439,944		433,006
Options		14,653,255		140,542		241,360

		219,138,935		580,905		678,634

Currency
Forwards		73,531,004		1,136,207		1,078,796
Futures[1]		933,861		1,060		438
Swaps		31,201,658		449,628		461,221
Options		2,809,106		16,226		23,671

		108,475,629		1,603,121		1,564,126

Stock and index
Futures[1]		840,781		1,415		1,995
Swaps		7,379,233		75,338		258,616
Options		6,185,999		41,354		255,478

		14,406,013		118,107		516,089

Credit
Swaps		5,057,086		38,412		32,872

		5,057,086		38,412		32,872

Commodity
Futures[1]		4,772		33		179
Swaps		57,475		1,249		493
Options		245		—		—

		62,492		1,282		672

Other		2,291,057		34,106		46,806

	~~W~~	349,431,212	~~W~~	2,375,932	~~W~~	2,839,199

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,770,568	~~W~~	4,952	~~W~~	528
Swaps		190,186,189		434,316		399,674
Options		13,560,861		137,958		234,474

		208,517,618		577,226		634,676

Currency
Forwards		64,308,472		1,261,491		1,233,633
Futures[1]		622,711		52		1,163
Swaps		29,769,290		847,506		759,757
Options		695,617		4,099		6,994

		95,396,090		2,113,148		2,001,547

Stock and index
Futures[1]		1,013,846		3,599		1,132
Swaps		5,623,391		112,929		96,894
Options		6,408,019		116,215		274,544

		13,045,256		232,743		372,570

Credit
Swaps		5,799,606		42,000		36,963

		5,799,606		42,000		36,963

Commodity
Futures[1]		4,791		112		19
Swaps		67,008		4,221		118
Options		245		1		—

		72,044		4,334		137

Other		1,955,581		28,591		8,721

	~~W~~	324,786,195	~~W~~	2,998,042	~~W~~	3,054,614

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The average of hedge ratio for each type of hedge accounting as of June 30, 2018, is as follows:

(In millions of Korean won)
	June 30, 2018
	1 year		2 years		3 years		4 years		5 years		More 5 years		Total
Fair value hedge
The quantity of the hedged item	~~W~~	2,072,482	~~W~~	144,011	~~W~~	1,349,574	~~W~~	411,536	~~W~~	299,355	~~W~~	1,333,201	~~W~~	5,610,159
The quantity of the hedging instrument		2,072,482		144,011		1,349,574		351,536		359,355		1,333,201		5,610,159
Average ratio of hedging		100.00		100.00		100.00		85.42		120.04		100.00		100.00
Cash flow hedge
The quantity of the hedged item		2,697,833		1,028,478		929,048		823,748		519,114		61,694		6,059,915
The quantity of the hedging instrument		2,697,833		1,028,478		929,048		823,748		519,114		61,694		6,059,915
Average ratio of hedging		100.00		100.00		100.00		100.00		100.00		100.00		100.00
Hedge of net investments in a foreign operations
The quantity of the hedged item		825,123		102,528		—		—		—		—		927,651
The quantity of the hedging instrument		825,123		102,528		—		—		—		—		927,651
Average ratio of hedging		100.00		100.00		—		—		—		—		100.00

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of June 30, 2018, are as follows:

(In millions of Korean won)		June 30, 2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	460,179	~~W~~	—	~~W~~	(3,820)	~~W~~	—	~~W~~	1,157
	Debt securities in foreign currencies		600,468		—		(18,958)		—		(9,099)
	Deposits in foreign currencies		—		782,886		—		(114,474)		63,441
	Debts in KRW		—		146,566		—		16,566		379
	Debts in foreign currencies		—		1,082,881		—		(38,819)		12,878

			1,060,647		2,012,333		(22,778)		(136,727)		68,756

Currency	Deposits in foreign currencies		2,473,567		—		(70,351)		—		112,551
			2,473,567		—		(70,351)		—		112,551

		~~W~~	3,534,214	~~W~~	2,012,333	~~W~~	(93,129)	~~W~~	(136,727)	~~W~~	181,307

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of derivative instruments designated as fair value hedge as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	June 30, 2018
	Notional amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,220,173	~~W~~	55,340	~~W~~	125,943	~~W~~	(68,491)
Currency
Forwards		2,389,986		3,444		68,178		(108,432)

	~~W~~	5,610,159	~~W~~	58,784	~~W~~	194,121	~~W~~	(176,923)

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,919,935	~~W~~	47,856	~~W~~	49,962
Currency
Forwards		2,818,527		108,144		872
Other		50,000		775		70

	~~W~~	5,788,462	~~W~~	156,775	~~W~~	50,904

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Deposits in foreign currencies	~~W~~	—	~~W~~	32,051

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the six-month period ended June 30, 2018, is as follows:

(In millions of Korean won)	2018
	Hedge ineffectiveness recognized in profit or loss
From hedge accounting
Interest rate	~~W~~	265
Currency rate		4,119

	~~W~~	4,384

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(180,716)	~~W~~	46,830
Gains (losses) on the hedged items attributable to the hedged risk		182,551		(39,332)

	~~W~~	1,835	~~W~~	7,498

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of June 30, 2018 are as follows:

(In millions of Korean won)	June 30, 2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate	~~W~~	(12,164)	~~W~~	18,690
Foreign currency change risk		45,487		5,586

	~~W~~	33,323	~~W~~	24,276

Details of derivative instruments designated as cash flow hedge as of June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,778,174	~~W~~	29,600	~~W~~	4,847	~~W~~	12,111
Currency
Swaps		2,281,741		22,448		40,422		(45,912)

	~~W~~	6,059,915	~~W~~	52,048	~~W~~	45,268	~~W~~	(33,801)

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,393,491	~~W~~	15,796	~~W~~	3,905
Currency
Swaps		2,396,957		117,597		33,342

	~~W~~	4,790,448	~~W~~	133,393	~~W~~	37,247

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(36,097)	~~W~~	18,946
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(33,690)		19,690
Losses on ineffectiveness (amount recognized in profit or loss)		(2,407)		(744)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month period ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Amount recognized in other comprehensive income	~~W~~	(33,690)	~~W~~	19,690
Amount reclassified from equity to profit or loss		50,158		(16,818)
Tax effect		(7,080)		(285)
OCI after tax		9,388		2,587

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of June 30, 2018, are as follows:

(In millions of Korean won)	June 30, 2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	41,305	~~W~~	(36,627)

Details of financial instruments designated as fair value hedge as of June 30, 2018 is as follows:

	June 30, 2018
	Nominal amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	837,915	~~W~~	387	~~W~~	35,128	~~W~~	(37,696)
Financial debentures in foreign currencies		89,736		—		89,476		(3,609)

	~~W~~	927,651	~~W~~	387	~~W~~	124,604	~~W~~	(41,305)

Details of derivative instruments designated as fair value hedge as of December 31, 2017, are as follows:

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	484,033	~~W~~	21,956	~~W~~	—

The fair value of non-derivative financial instruments designated as hedging instruments as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Financial debentures in foreign currencies	~~W~~	88,214	~~W~~	99,994

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(41,305)	~~W~~	6,236
Effective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in other comprehensive income)		(41,305)		6,236
Ineffective portion of loss on hedges of net investments in foreign operations (amount recognized in profit or loss)		—		—

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Amount recognized in other comprehensive income	~~W~~	(41,305)	~~W~~	6,236
Tax effect		10,636		(1,509)

Amount recognized in other comprehensive income, net of tax	~~W~~	(30,669)	~~W~~	4,727

9. Loans at Amortized Cost

Details of loans as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Loans at amortized cost	~~W~~	305,588,825	~~W~~	291,513,253
Deferred loan origination fees and costs		731,273		719,816
Less: Allowances for loan losses		(2,615,823)		(2,110,231)

Carrying amount	~~W~~	303,704,275	~~W~~	290,122,838

Details of loans for other banks as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Loans at amortized cost	~~W~~	4,740,791	~~W~~	5,314,577
Less: Allowances for loan losses		(263)		(77)

Carrying amount	~~W~~	4,740,528	~~W~~	5,314,500

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of loan types and customer types of loans to customers, other than banks, as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	144,987,332	~~W~~	118,103,860	~~W~~	—	~~W~~	263,091,192
Loans in foreign currencies		139,699		3,938,526		—		4,078,225
Domestic import usance bills		—		2,734,154		—		2,734,154
Off-shore funding loans		—		771,605		—		771,605
Call loans		—		734,271		—		734,271
Bills bought in Korean won		—		3,313		—		3,313
Bills bought in foreign currencies		—		4,311,248		—		4,311,248
Guarantee payments under payment guarantee		49		7,424		—		7,473
Credit card receivables in Korean won		—		—		16,080,924		16,080,924
Credit card receivables in foreign currencies		—		—		1,994		1,994
Reverse repurchase agreements		—		2,863,200		—		2,863,200
Privately placed bonds		—		971,742		—		971,742
Factored receivables		9,832		18,812		—		28,644
Lease receivables		1,748,130		60,908		—		1,809,038
Loans for installment credit		4,072,154		20,130		—		4,092,284

		150,957,196		134,539,193		16,082,918		301,579,307

Proportion (%)		50.06		44.61		5.33		100.00
Less: Allowances		(648,843)		(1,312,012)		(654,705)		(2,615,560)

	~~W~~	150,308,353	~~W~~	133,227,181	~~W~~	15,428,213	~~W~~	298,963,747

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	140,630,735	~~W~~	112,014,669	~~W~~	—	~~W~~	252,645,404
Loans in foreign currencies		121,166		3,078,907		—		3,200,073
Domestic import usance bills		—		2,128,868		—		2,128,868
Off-shore funding loans		—		730,817		—		730,817
Call loans		—		335,200		—		335,200
Bills bought in Korean won		—		4,168		—		4,168
Bills bought in foreign currencies		—		3,875,550		—		3,875,550
Guarantee payments under payment guarantee		105		6,373		—		6,478
Credit card receivables in Korean won		—		—		15,200,843		15,200,843
Credit card receivables in foreign currencies		—		—		4,004		4,004
Reverse repurchase agreements		—		1,197,700		—		1,197,700
Privately placed bonds		—		1,994,932		—		1,994,932
Factored receivables		51,401		1,419		—		52,820
Lease receivables		1,773,901		60,527		—		1,834,428
Loans for installment credit		3,693,672		13,535		—		3,707,207

		146,270,980		125,442,665		15,204,847		286,918,492

Proportion (%)		50.98		43.72		5.30		100.00
Less: Allowances		(429,299)		(1,231,589)		(449,266)		(2,110,154)

	~~W~~	145,841,681	~~W~~	124,211,076	~~W~~	14,755,581	~~W~~	284,808,338

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	249,226	~~W~~	196,387	~~W~~	186,766	~~W~~	208,354	~~W~~	275,722	~~W~~	865,065	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		68,135		(67,826)		(309)		22,592		(21,172)		(1,420)		42,080		(41,207)		(873)
Transfer to lifetime expected credit losses		(57,390)		64,841		(7,451)		(18,264)		26,321		(8,057)		(24,526)		25,746		(1,220)
Impairment		(1,138)		(32,677)		33,815		(1,864)		(19,522)		21,386		(1,564)		(19,411)		20,975
Write-offs		—		—		(185,921)		—		(3)		(102,480)		—		—		(223,853)
Recover from write-offs		12		—		63,053		—		—		126,740		—		—		66,837
Disposal		(737)		(1,317)		(1,488)		—		—		(8,105)		—		—		—
Provision (reversal) for loan losses[1]		231		43,466		98,302		(13,564)		25,420		(65,534)		(6,801)		37,697		157,441
Others (change of currency ratio, etc.)		433		93		337		(2,835)		568		2,927		2		—		(4,037)

Ending	~~W~~	258,772	~~W~~	202,967	~~W~~	187,104	~~W~~	194,419	~~W~~	287,334	~~W~~	830,522	~~W~~	163,267	~~W~~	262,987	~~W~~	228,451

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(111,962)		(242,668)		(191,004)		(545,634)
Recoveries from written-off loans		37,854		98,221		66,989		203,064
Sale and repurchase		(25,528)		(12,776)		—		(38,304)
Provision[1]		98,768		85,586		154,118		338,472
Business combination		9,679		50,227		—		59,906
Other changes		(61,710)		(101,576)		(4,347)		(167,633)

Ending	~~W~~	428,390	~~W~~	1,259,186	~~W~~	440,051	~~W~~	2,127,627

[1]

Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

The Group manages the written-off loans that its extinctive prescription did not occur, and that are not collected; the balance of those are ~~W~~ 13,972,313 as of June 30, 2018.

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,115,346
Financial bonds		13,412,346
Corporate bonds		4,966,696
Asset-backed securities		88,325
Puttable instruments (investment funds, etc.)		12,560,192
Derivatives linked securities		3,442,664
Other debt securities		3,745,064
Equity securities:
Stocks and others		1,410,811
Other equity securities		132,353
Loans:
Private placed corporate bonds		716,600
Other loans		52,518
Due from financial institutions:
Other due from financial institutions		329,512
Others		73,397

		48,045,825

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		5,290,284
Financial bonds		18,290,151
Corporate bonds		10,390,223
Asset-backed securities		1,006,016
Equity securities:
Stocks		2,290,945
Equity investments		38,584
Other equity securities		68,889
		37,375,092
Financial assets at amortized cost
Debt securities:
Government and public bonds		5,958,186
Financial bonds		4,913,506
Corporate bonds		7,048,995
Asset-backed securities		5,201,440
Other debt securities		15,510
Allowance		(1,820)

		23,135,817

	~~W~~	60,510,909

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	6,232,514
Financial bonds		11,324,330
Corporate bonds		5,133,226
Asset-backed securities		161,991
Others		2,316,277
Equity securities:
Stocks and others		1,009,190
Beneficiary certificates		3,925,910
Others		73,855

		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		66,969
Equity securities:
Stocks and others		67,828
Derivative-linked securities		1,613,404
Privately placed bonds		301,851

		2,050,052

Total financial assets at fair value through profit or loss	~~W~~	32,227,345

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,629,479
Financial bonds		20,946,100
Corporate bonds		10,570,501
Asset-backed securities		2,402,437
Others		1,410,884
Equity securities:
Stocks		3,077,748
Equity investments and others		459,808
Beneficiary certificates		5,619,306

		48,116,263

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,448,471
Financial bonds		2,474,841
Corporate bonds		6,218,723
Asset-backed securities		4,305,678
Others		44,267

		18,491,980

Total financial investments	~~W~~	66,608,243

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the six-month period ended June 30, 2018 are as follows:

(In millions of Korean won)		2018
		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	14,896
	Non-listed		—		24,025
Equity investments			—		2,256

		~~W~~	—	~~W~~	41,177

The derecognized equity securities, measured at fair value through other comprehensive income for the six-month period ended June 30, 2018, is as follows:

(In millions of Korean won)		2018
		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	23,701	~~W~~	16,175
	Non-listed		480		480

		~~W~~	24,181	~~W~~	16,655

Provision, and reversal for the allowance of financial investments for the six-month period ended June 30, 2018, are as follows:

(In millions of Korean won)	Impairment losses	Reversal of impairment	Total
Securities measured at fair value through other comprehensive income	741	1,717	(976)
Securities measured at amortized cost	260	145	115

	1,001	1,862	(861)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The impairment losses and the reversal of impairment losses recognized in relation to financial investments for the six-month period ended June 30, 2017, are as follows:

(In millions of Korean won)
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(19,665)	~~W~~	—	~~W~~	(19,665)

Changes in the allowances for debt securities for the six-month period ended June 30, 2018, are as follows:

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages
Transfer to 12-month expected credit losses		482		(482)		—
Transfer to lifetime expected credit losses		(20)		20		—
Impairment		—		—		—
Disposal		(125)		—		—
Provision (reversal) for loan losses		(721)		214		(354)
Others (change of currency ratio, etc.)		22		1		—

Ending	~~W~~	4,575	~~W~~	235	~~W~~	366

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st [1]	15.19	~~W~~	1,671	~~W~~	1,913	~~W~~	1,913	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		106,350		132,421	Investment finance	Korea
KB-KDBC New Technology Business Fund [1,7,9]	66.66		5,000		4,784		4,784	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,268		19,856	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd. [6]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd. [6]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		102,509		105,883		105,883	Investment finance	Korea
Bungaejangter Inc.	22.69		3,484		3,484		3,484	Portals and other internet information media service activities
Aju Good Technology Venture Fund	38.46		12,498		11,762		12,498	Investment finance	Korea
Acts Co., Ltd.	27.78		500		—		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		29,846		9,718	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,485)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd. [6]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [6]	41.01		—		(252)		98	Screen printing	Korea
Daesang Techlon Co., Ltd.[6]	47.73		—		695		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[6]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [6]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		307		307	Big data consulting
Builton Co., Ltd.	22.22		800		671		671	Software development and supply	Korea
Shinla Construction Co., Ltd. [6]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [6]	26.24		—		(57)		184	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd. [1]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system
MJT&I Co., Ltd. [6]	22.89		—		(606)		122	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[1]	19.90		398		119		119	Credit rating model development	Korea
Jaeyang Industry Co., Ltd. [6]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd. [6]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.	24.06		800		182		182	System software publishing	Korea
Food Factory Co., Ltd.	30.00		1000		934		934	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea

KB IGen Private Equity Fund No.1[1]	0.03		—		1		—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company[3]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,6]	0.31		10		19		19	SPAC	Korea
KB Private Equity Fund III[1]	15.68		8,000		7868		7868	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5582		5582	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		364		148		444	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		14893		14894	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1597		1598	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4635		4635	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		18,151		18,151	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[1,7,9]	56.00		3,312		3,822		3,139	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,9]	18.52		1,500		1,448		1,448	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO.,LTD.	20.40		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD.	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD.	23.20		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD.	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD.	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
JLK INSPECTION Co., Ltd[10]	26.31		—		—		—	Application Software Development	Korea
Rainist Co., Ltd. [1,10]	5.36		—		—		—	Providing databases and online information	Korea
Testian Co., Ltd.[10]	28.48		—		—		—	Semiconductor equipment manufacturing	Korea
Spark Biopharma, Inc.	30.27		—		—		—	Research and development of medicine and pharmacy	Korea
TIDE Co., Ltd.	26.32		—		—		—	Manufacture of wireless communication equipment	Korea

		~~W~~	344,330	~~W~~	337,809	~~W~~	358,840

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	December 31, 2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st [1]	15.19	~~W~~	1,671	~~W~~	1,601	~~W~~	1,601	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		134,891		131,420	Investment finance	Korea
KB-KDBC New Technology Business Fund [1,7,9]	66.66		5,000		4,972		4,972	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,122		19,709	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd. [6]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd. [6]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		101,794		105,190		105,190	Investment finance	Korea
Bungaejangter Inc.	22.69		3,484		3,484		3,484	Portals and other internet information media service activities
Aju Good Technology Venture Fund	38.46		8,230		7,856		8,230	Investment finance	Korea
Acts Co., Ltd.	27.78		500		500		500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,099		8,070	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,202)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd. [6]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [6]	41.01		—		(223)		127	Screen printing	Korea
Daesang Techlon Co., Ltd.[6]	47.73		—		97		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[6]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [6]	38.62		—		155		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		325		440	Big data consulting
Builton Co., Ltd.	22.22		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd. [6]	20.24		—		(553)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [6]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd. [1]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system
MJT&I Co., Ltd. [6]	22.89		—		(601)		127	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[1]	19.90		398		230		230	Credit rating model development	Korea
Jaeyang Industry Co., Ltd. [6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd. [6]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.	24.06		800		800		800	System software publishing	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		580		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1	0.03		3		3		3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2]	0.10		10		20		20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[3]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,6]	0.31		10		19		19	SPAC	Korea
KB Private Equity Fund III[1]	15.68		8,000		7,899		7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,056		5,056	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		6,485		7,506		7,120	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		17,213		17,213	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,761		1,761	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,500		2,345		2,345	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		543		543	Investment finance	Korea

		~~W~~	319,573	~~W~~	329,875	~~W~~	335,070

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

[1]

As of June 30, 2018 and December 31, 2017, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ~~W~~ 20 million, respectively.
[3]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2018 and December 31, 2017, amounts to ~~W~~ 32 million and ~~W~~ 31 million, respectively.
[4]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2018 and December 31, 2017, amounts to ~~W~~ 20 million and ~~W~~ 20 million, respectively.
[5]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2018 and December 31, 2017, amounts to ~~W~~ 21 million and ~~W~~ 20 million, respectively.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[7]

Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.

[8]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[9]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[10]	In accordance with Korean IFRS 1028 Investments in Associates and joint ventures, the equity method is exempted, and the Group has recognized the related as profit or loss in fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Summarized financial information on major associates and joint ventures, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	June 30, 2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	12,621	~~W~~	29	~~W~~	11,000	~~W~~	12,592	~~W~~	1,913	~~W~~	—	~~W~~	1,913
KB GwS Private Securities Investment Trust		499,238		990		425,814		498,248		106,350		26,071		132,421
KB-KDBC New Technology Business Investment Fund		7,468		148		7,500		7,320		4,784		—		4,784
KB Star office Private real estate Investment Trust No.1		217,947		121,012		95,000		96,935		20,268		(412)		19,856
Sun Surgery Center Inc		9,262		384		9,428		8,878		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,417		99		83		1,318		2,000		—		2,000
Balhae Infrastructure Company		842,874		1,756		827,667		841,118		105,883		—		105,883
Bungaejangter Inc.		6,395		3,509		58		2,886		3,484		—		3,484
Aju Good Technology Venture Fund		25,964		249		26,400		25,715		11,762		736		12,498
Acts Co., Ltd.		6,666		6,823		117		(157)		—		—		—
SY Auto Capital Co., Ltd.		82,761		52,915		20,000		29,846		29,846		(20,128)		9,718
Incheon Bridge Co., Ltd.		635,697		745,442		61,096		(109,745)		(16,485)		16,485		—
Big Dipper Co., Ltd.		716		62		1,500		654		307		—		307
Builton Co., Ltd.		1,631		1,248		325		383		671		—		671
A-PRO Co., Ltd.		15,158		10,703		1,488		4,455		1,500		—		1,500
Inno Lending Co., Ltd.		676		79		2,000		597		119		—		119
Paycoms Co., Ltd.		2,302		1,601		810		701		182		—		182
Food Factory Co., Ltd.		3,615		3,073		450		542		934		—		934
KB IGen Private Equity Fund No. 1		466		11		4,180		455		1		(1)		—
KB No.9 Special Purpose Acquisition Company		30,135		2,616		1,382		27,519		31		—		31
KB No.10 Special Purpose Acquisition Company		11,903		1,686		521		10,217		20		—		20
KB No.11 Special Purpose Acquisition Company		6,777		727		321		6,050		19		—		19
KB Private Equity Fund III		50,167		8		51,000		50,159		7,868		—		7,868
Korea Credit Bureau Co., Ltd.		75,425		17,119		10,000		58,306		5,582		—		5,582
KoFC KBIC Frontier Champ 2010-5(PEF)		225		6		300		219		148		296		444
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		64,829		983		51,880		63,846		14,893		1		14,894
Keystone-Hyundai Securities No. 1 Private Equity Fund		178,515		145,731		34,114		32,784		1,597		1		1,598
POSCO-KB Shipbuilding Fund		15,081		248		16,000		14,833		4,635		—		4,635
GH Real Estate I LP		44,319		1,101		42,093		43,218		18,151		—		18,151
KBTS Technology Venture Private Equity Fund		7,186		152		7,200		7,034		3,822		(683)		3,139
KB-SJ Tourism Venture Fund		7,985		169		8,100		7,816		1,448		—		1,448
UNION Media Commerce Fund		3,319		—		3,450		3,319		962		—		962

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,725	~~W~~	1,711	~~W~~	—	~~W~~	1,711	~~W~~	—
KB GwS Private Securities Investment Trust		10,626		10,375		—		10,375		4,550
KB-KDBC New Technology Business Investment Fund		10		(138)		—		(138)		—
KB Star office Private real estate Investment Trust No.1		3,268		1,356		—		1,356		544
Sun Surgery Center Inc.		163		29		—		29		—
RAND Bio Science Co., Ltd.		—		(1,064)		—		(1,064)		—
Balhae Infrastructure Company		15,231		13,451		—		13,451		3,431
Bungaejangter Inc.		2,594		652		—		652		—
Aju Good Technology Venture Fund		687		420		—		420		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		4,938		1,289		—		1,289		—
Incheon Bridge Co., Ltd.		21,726		(1,166)		—		(1,166)		—
Big Dipper Co., Ltd.		72		(455)		—		(455)		—
Builton Co., Ltd.		520		208		—		208		—
A-PRO Co., Ltd.		11,391		198		—		198		—
Inno Lending Co., Ltd.		50		(171)		—		(171)		—
Paycoms Co., Ltd.		1,190		8		—		8		—
Food Factory Co., Ltd.		1,230		26		—		26		—
KB IGen Private Equity Fund No. 1		—		(152)		—		(152)		—
KB No.9 Special Purpose Acquisition Company		—		122		—		122		—
KB No.10 Special Purpose Acquisition Company		—		34		—		34		—
KB No.11 Special Purpose Acquisition Company		—		203		—		203		—
KB Private Equity Fund III		—		(198)		—		(198)		—
Korea Credit Bureau Co., Ltd.		17,387		2,198		—		2,198		113
KoFC KBIC Frontier Champ 2010-5(PEF)		1,208		1,205		—		1,205		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		519		(6,870)		—		(6,870)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		4,677		(2,893)		—		(2,893)		—
POSCO-KB Shipbuilding Fund		73		(671)		—		(671)		—
GH Real Estate I LP		1,336		864		261		1,125		—
KBTS Technology Venture Private Equity Fund		—		(166)		—		(166)		—
KB-SJ Tourism Venture Fund		—		(283)		—		(283)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,908	~~W~~	30	~~W~~	11,000	~~W~~	10,878	~~W~~	1,601	~~W~~	—	~~W~~	1,601
KB GwS Private Securities Investment Trust		505,115		741		425,814		504,374		134,891		(3,471)		131,420
KB-KDBC New Technology Business Investment Fund		7,503		45		7,500		7,458		4,972		—		4,972
KB Star office Private real estate Investment Trust No.1		216,041		120,462		95,000		95,579		20,122		(413)		19,709
Sun Surgery Center Inc		9,579		—		43		9,579		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,876		7		71		1,869		2,000		—		2,000
Balhae Infrastructure Company		836,309		1,800		807,567		834,509		105,190		—		105,190
Bungaejangter Inc.		5,592		3,450		43		2,142		3,484		—		3,484
Aju Good Technology Venture Fund		20,676		250		21,400		20,426		7,856		374		8,230
Acts Co., Ltd.		6,741		6,894		117		(153)		500		—		500
SY Auto Capital Co., Ltd.		79,845		51,071		20,000		28,774		14,099		(6,029)		8,070
Incheon Bridge Co., Ltd.		646,811		754,900		61,096		(108,089)		(16,202)		16,202		—
Big Dipper Co., Ltd.		1,138		30		1,500		1,108		325		115		440
Builton Co., Ltd.		1,418		808		321		610		800		—		800
A-PRO Co., Ltd.		8,692		5,681		43		3,011		1,500		—		1,500
Inno Lending Co.,Ltd.		1,184		28		2,000		1,156		230		—		230
Paycoms Co.,Ltd.		1,898		1,374		810		524		800		—		800
Food Factory Co., Ltd.		3,501		3,552		—		(51)		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,666		9		11,230		7,657		3		—		3
KB No.8 Special Purpose Acquisition Company		22,920		2,369		1,031		20,551		20		—		20
KB No.9 Special Purpose Acquisition Company		29,963		2,566		1,382		27,397		31		—		31
KB No.10 Special Purpose Acquisition Company		11,858		1,675		521		10,183		20		—		20
KB No.11 Special Purpose Acquisition Company		6,730		717		321		6,013		19		—		19
KB Private Equity Fund III		50,357		—		51,000		50,357		7,899		—		7,899
Korea Credit Bureau Co., Ltd.		75,504		19,323		10,000		56,181		5,056		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		15,017		3		12,970		15,014		7,506		(386)		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		70,166		1,315		51,880		68,851		17,213		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		170,155		133,034		34,114		37,121		1,761		—		1,761
POSCO-KB Shipbuilding Fund		7,752		247		8,000		7,505		2,345		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		2,466		339		320		2,127		543		—		543

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	June 30, 2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB GwS Private Securities Investment Trust	~~W~~	17,502	~~W~~	17,016	~~W~~	—	~~W~~	17,016	~~W~~	4,146
Balhae Infrastructure Company		82,909		78,001		—		78,001		9,571
KoFC KBIC Frontier Champ 2010-5(PEF)		713		407		4,649		5,056		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		4,627		(1,715)		1,106		(609)		—
KB Star office Private real estate Investment Trust No.1		6,702		3,288		—		3,288		699
KB Private Equity Fund III		—		(404)		—		(404)		—
SY Auto Capital Co., Ltd.		8,802		2,158		—		2,158		—
Korea Credit Bureau Co., Ltd.		31,726		4,944		—		4,944		148
Hyundai-Tongyang Agrifood Private Equity Fund		2,521		2,327		—		2,327		—
Aju Good Technology Venture Fund		184		(563)		—		(563)		—
POSCO-KB Shipbuilding Restructuring Fund		—		(24)		—		(24)		—
Incheon Bridge Co., Ltd.		46,216		7,975		—		7,975		—
RAND Bio Science Co., Ltd.		—		(188)		—		(188)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		—		(575)		(66)		(641)		—
KB Pre IPO Secondary Venture Fund 1st2		39		(119)		—		(119)		—
Food Factory Co., Ltd.		598		(390)		—		(390)		—
Builton Co., Ltd.		380		(26)		—		(26)		—
Korbi Co., Ltd.		—		(258)		—		(258)		—
Acts Co.,Ltd.[2]		4,353		21		—		21		—
Inno Lending Co., Ltd.		—		(299)		—		(299)		—
KB No.9 Special Purpose Acquisition Company		—		121		—		121		—
KB No.10 Special Purpose Acquisition Company		—		17		—		17		—
KB No.8 Special Purpose Acquisition Company		—		(6)		—		(6)		—
KB No.11 Special Purpose Acquisition Company		—		(208)		—		(208)		—
KB IGen Private Equity Fund No. 1		—		173		—		173		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other-compre- hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	362	~~W~~	—	~~W~~	—	~~W~~	1,913
KB GwS Private Securities Investment Trust		131,420		—		—		(4,550)		5,551		—		—		132,421
KB-KDBC New Technology Business Investment Fund		4,972		—		—		—		(188)		—		—		4,784
KB Star office Private real estate Investment Trust No.1		19,709		—		—		(544)		691		—		—		19,856
Sun Suregery Center Inc.		2,682		—		—		—		—		—		—		2,682
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		105,190		715		—		(3,431)		3,409		—		—		105,883
Bungaejangter Inc.		3,484		—		—		—		—		—		—		3,484
Aju Good Technology Venture Fund		8,230		4,268		—		—		—		—		—		12,498
Acts Co., Ltd.		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		1,648		—		—		9,718
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
(Dassang Techlon Co., Ltd.		—		—		—		—		(13)		13		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(133)		—		—		307
Builton Co., Ltd.		800		—		—		—		(129)		—		—		671
Shinhwa Underwear Co., Ltd.		138		—		—		—		46		—		—		184
A-PRO Co., Ltd.		1,500		—		—		—		—		—		—		1,500
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		—		—		(111)		—		—		119
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(618)		—		—		182
Food Factory Co., Ltd.		1,000		—		—		—		(66)		—		—		934
KB IGen Private Equity Fund No. 1		3		—		(3)		—		—		—		—		—
KB No.8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity Fund III		7,899		—		—		—		(31)		—		—		7,868
Korea Credit Bureau Co., Ltd.		5,056		—		—		(113)		639		—		—		5,582
KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		454		—		—		454
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(2,819)		—		—		14,894
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(163)		—		—		1,598
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(210)		—		—		4,635
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(78)		(469)		4		—		—		—
GH Real Estate I LP		—		17,678		—		—		363		110		—		18,151
KBTS Technology Venture Private Equity Fund		—		3,312		—		—		(173)		—		—		3,139
KB-SJ Tourism Venture Fund		—		1,500		—		—		(52)		—		—		1,448
CUBE Growth Fund No.2		—		1,300		(1,300)		—		—		—		—		—
UNION Media Commerce Fund		—		1,000		—		—		(38)		—		—		962
	~~W~~	335,520	~~W~~	32,273	~~W~~	(7,522)	~~W~~	(10,106)	~~W~~	12,183	~~W~~	(2,998)	~~W~~	(500)	~~W~~	358,850

[1]	Prepared in accordance with Korean IFRS 1109
[2]	Recognized ~~W~~ 500 million loss in relation to impaired capital.
[3]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~ 1,039 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other- compre- hensive income		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	1,392,194	~~W~~	—	~~W~~	(1,417,397)	~~W~~	(15,884)	~~W~~	38,873	~~W~~	2,214	~~W~~	—	~~W~~	—
KB GwS Private Securities Investment Trust		129,678		—		—		(4,146)		4,548		—		—		130,080
Balhae Infrastructure Company		133,200		—		(29,202)		(9,571)		9,832		—		—		104,259
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(600)		—		181		2,324		—		26,624
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		—		—		(464)		277		—		24,602
KB Star office Private real estate Investment Trust No.1		19,807		—		—		(699)		692		—		—		19,800
KB Private Equity Fund III		8,000		—		—		—		(63)		—		—		7,937
SY Auto Capital Co., Ltd.		5,693		—		—		—		1,218		—		—		6,911
Korea Credit Bureau Co., Ltd.		4,853		—		—		(148)		474		—		—		5,179
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		—		—		593		—		—		4,550
Aju Good Technology Venture Fund		1,998		1,731		—		—		—		—		—		3,729
POSCO-KB Shipbuilding Restructuring Fund		—		2,500		—		—		(7)		—		—		2,493
Incheon Bridge Co., Ltd.		728		—		—		—		1,294		—		—		2,022
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(32)		(4)		—		1,814
KB Pre IPO Secondary Venture Fund 1st		—		1,671		—		—		(119)		—		—		1,552
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Korbi Co., Ltd.		—		750		—		—		—		—		—		750
Acts Co.,Ltd.		—		500		—		—		—		—		—		500
Inno Lending Co.,Ltd		378		—		—		—		(59)		—		—		319
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(3)		11		19
KB IGen Private Equity Fund No. 1		10		—		(7)		—		—		—		—		3
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—

	~~W~~	1,770,673	~~W~~	34,162	~~W~~	(1,490,573)	~~W~~	(30,448)	~~W~~	58,792	~~W~~	4,808	~~W~~	11	~~W~~	347,425

[1]	KB Insurance Co., Ltd., which used to be an associate, has become a subsidiary from the second quarter of 2017.
[2]	Other gain of KB No.11 Special Purpose Acquisition Company amounting to ~~W~~11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates for the six-month periods ended June 30, 2017, amounts to ~~W~~ 323 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

13. Property and Equipment, and Investment Properties

Details of property and equipment as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,394,462	~~W~~	—	~~W~~	(1,018)	~~W~~	2,393,444
Buildings		2,018,479		(701,437)		(5,859)		1,311,183
Leasehold improvements		804,911		(716,478)		—		88,433
Equipment and vehicles		1,706,209		(1,480,895)		—		225,314
Construction in progress		35,524		—		—		35,524
Financial lease assets		43,668		(28,082)		—		15,586

	~~W~~	7,003,253	~~W~~	(2,926,892)	~~W~~	(6,877)	~~W~~	4,069,484

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,475,372	~~W~~	—	~~W~~	(1,018)	~~W~~	2,474,354
Buildings		2,061,717		(684,705)		(5,859)		1,371,153
Leasehold improvements		783,446		(693,717)		—		89,729
Equipment and vehicles		1,699,563		(1,456,358)		—		243,205
Construction in progress		14,808		—		—		14,808
Financial lease assets		34,789		(26,341)		—		8,448

	~~W~~	7,069,695	~~W~~	(2,861,121)	~~W~~	(6,877)	~~W~~	4,201,697

Details of investment property as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	665,742	~~W~~	—	~~W~~	—	~~W~~	665,742
Buildings		1,235,234		(132,918)		—		1,102,316

	~~W~~	1,900,976	~~W~~	(132,918)	~~W~~	—	~~W~~	1,768,058

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	252,234	~~W~~	—	~~W~~	(738)	~~W~~	251,496
Buildings		719,920		(122,935)		—		596,985

	~~W~~	972,154	~~W~~	(122,935)	~~W~~	(738)	~~W~~	848,481

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

14. Intangible Assets

Details of intangible assets as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	344,799	~~W~~	—	~~W~~	(70,517)	~~W~~	(390)	~~W~~	273,892
Other intangible assets		4,066,912		(1,464,421)		(41,708)		—		2,560,783

	~~W~~	4,411,711	~~W~~	(1,464,421)	~~W~~	(112,225)	~~W~~	(390)	~~W~~	2,834,675

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	344,799	~~W~~	—	~~W~~	(70,517)	~~W~~	(832)	~~W~~	273,450
Other intangible assets		4,012,563		(1,299,879)		(43,074)		—		2,669,610

	~~W~~	4,357,362	~~W~~	(1,299,879)	~~W~~	(113,591)	~~W~~	(832)	~~W~~	2,943,060

Details of goodwill as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018				December 31, 2017
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		12,702		13,092		12,260

	~~W~~	344,799	~~W~~	273,892	~~W~~	344,799	~~W~~	273,450

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of intangible assets, excluding goodwill, as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,504	~~W~~	(3,427)	~~W~~	—	~~W~~	6,077
Software		1,109,361		(932,394)		—		176,967
Other intangible assets		502,419		(213,792)		(41,708)		246,919
Value of Business Acquired (VOBA)		2,395,291		(289,069)		—		2,106,222
Finance leases assets		50,337		(25,739)		—		24,598

	~~W~~	4,066,912	~~W~~	(1,464,421)	~~W~~	(41,708)	~~W~~	2,560,783

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,497	~~W~~	(2,399)	~~W~~	—	~~W~~	7,098
Software		1,062,699		(885,133)		—		177,566
Other intangible assets		501,874		(211,321)		(43,074)		247,479
Value of Business Acquired (VOBA)		2,395,291		(179,193)		—		2,216,098
Finance leases assets		43,202		(21,833)		—		21,369

	~~W~~	4,012,563	~~W~~	(1,299,879)	~~W~~	(43,074)	~~W~~	2,669,610

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Assets		Liabilities		Net amount
Other provisions	~~W~~	108,386	~~W~~	—	~~W~~	108,386
Allowances for loan losses		80,306		—		80,306
Impairment losses on property and equipment		3,454		(407)		3,047
Interest on equity index-linked deposits		10		—		10
Share-based payments		15,939		—		15,939
Provisions for guarantees		24,425		—		24,425
Losses (gains) from valuation on derivative financial instruments		48,133		(17,759)		30,374
Present value discount		12,770		(12,324)		446
Losses (gains) from fair value hedged item		—		(37,600)		(37,600)
Accrued interest		—		(117,927)		(117,927)
Deferred loan origination fees and costs		1,214		(188,922)		(187,708)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(331,182)		(330,534)
Investments in subsidiaries and others		35,183		(76,015)		(40,832)
Gains on valuation of security investment		77,571		(70,954)		6,617
Defined benefit liabilities		423,543		—		423,543
Accrued expenses		139,236		—		139,236
Retirement insurance expense		14,082		(383,917)		(369,835)
Adjustments to the prepaid contributions		—		(20,971)		(20,971)
Derivative-linked securities		3,258		(16,089)		(12,831)
Others		314,433		(534,733)		(220,300)

		1,302,591		(1,810,503)		(507,912)

Offsetting of deferred income tax assets and liabilities		(1,300,862)		1,300,862		—

	~~W~~	1,729	~~W~~	(509,641)	~~W~~	(507,912)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,518	~~W~~	—	~~W~~	115,518
Allowances for loan losses		1,142		—		1,142
Impairment losses on property and equipment		36,598		(407)		36,191
Interest on equity index-linked deposits		43		—		43
Share-based payments		23,238		—		23,238
Provisions for guarantees		24,341		—		24,341
Losses (gains) from valuation on derivative financial instruments		6,258		(17,479)		(11,221)
Present value discount		25,332		(4,498)		20,834
Losses (gains) from fair value hedged item		—		(15,698)		(15,698)
Accrued interest		243		(111,514)		(111,271)
Deferred loan origination fees and costs		332		(180,401)		(180,069)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(350,801)		(350,153)
Investments in subsidiaries and others		24,834		(103,268)		(78,434)
Gains on valuation of security investment		86,290		(225,158)		(138,868)
Defined benefit liabilities		436,706		—		436,706
Accrued expenses		194,399		—		194,399
Retirement insurance expense		—		(369,300)		(369,300)
Adjustments to the prepaid contributions		—		(16,236)		(16,236)
Derivative-linked securities		27,992		(5,679)		22,313
Others		321,453		(452,303)		(130,850)

		1,325,367		(1,854,445)		(529,078)

Offsetting of deferred income tax assets and liabilities		(1,321,376)		1,321,376		—

	~~W~~	3,991	~~W~~	(533,069)	~~W~~	(529,078)

16. Assets Held for Sale

Details of assets held for sale as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	15,157	~~W~~	(2,017)	~~W~~	13,140	~~W~~	17,368
Buildings held for sale		9,502		(3,667)		5,835		6,104

	~~W~~	24,659	~~W~~	(5,684)	~~W~~	18,975	~~W~~	23,472

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	133,445	~~W~~	(1,492)	~~W~~	131,953	~~W~~	251,520
Buildings held for sale		34,862		(11,309)		23,553		24,548

	~~W~~	168,307	~~W~~	(12,801)	~~W~~	155,506	~~W~~	276,068

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

Details of other assets as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Other financial assets
Other receivables	~~W~~	9,068,510	~~W~~	6,447,405
Accrued income		1,816,211		1,594,455
Guarantee deposits		1,188,475		1,211,841
Domestic exchange settlement debits		554,732		949,897
Others		120,818		101,909
Allowances		(98,829)		(104,813)
Present value discount		(5,832)		(5,679)

		12,644,085		10,195,015

Other non-financial assets
Other receivables		7,526		3,640
Prepaid expenses		276,729		153,650
Guarantee deposits		9,863		4,904
Insurance assets		1,395,652		1,180,980
Separate account assets		4,432,313		4,119,203
Others		1,009,729		578,795
Allowances		(29,099)		(32,018)

		7,102,713		6,009,154

	~~W~~	19,746,798	~~W~~	16,204,169

Changes in allowances on other assets for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Other financial assets		Other non-financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(35,696)		(565)		(36,261)
Provision		23,995		(2,354)		21,641
Others		631		—		631

Ending	~~W~~	98,829	~~W~~	29,099	~~W~~	127,928

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(12,212)		(129)		(12,341)
Provision		4,651		1,432		6,083
Business combination		21,293		—		21,293
Others		(7,095)		7,396		301

Ending	~~W~~	102,266	~~W~~	33,881	~~W~~	136,147

18. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	2,403,374
Other		73,286

	~~W~~	2,476,660

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		11,776,216

Total financial liabilities at fair value through profit or loss		14,252,876

(In millions of Korean won)	December 31, 2017
Financial liabilities held for trading
Securities sold	~~W~~	1,870,579
Other		74,191

		1,944,770

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,288

Total financial liabilities at fair value through profit or loss	~~W~~	12,023,058

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of June 30, 2018 is as follows:

(In millions of Korean won)	June 30, 2018
Contractual cash flow amount	~~W~~	11,607,783
Carrying amount		11,776,216
Difference	~~W~~	(168,433)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

19. Deposits

Details of deposits as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Demand deposits
Demand deposits in Korean won	~~W~~	116,527,879	~~W~~	113,676,999
Demand deposits in foreign currencies		6,286,487		6,911,782

		122,814,366		120,588,781

Time deposits
Time deposits in Korean won		134,612,681		127,562,153
Time deposits in foreign currencies		4,842,795		4,481,607
Fair value adjustments on valuation of fair value hedged items		(114,474)		(51,033)

		4,728,321		4,430,574

		139,341,002		131,992,727

Certificates of deposits		3,135,103		3,218,540

Total deposits	~~W~~	265,290,471	~~W~~	255,800,048

20. Debts

Details of debts as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Borrowings	~~W~~	18,295,046	~~W~~	16,846,072
Repurchase agreements and others		11,702,034		10,676,219
Call money		2,565,332		1,298,637

	~~W~~	32,562,412	~~W~~	28,820,928

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of borrowings as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Lender	June 30, 2018		December 31, 2017
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	~~W~~	1,862,933	~~W~~	1,888,880
	Borrowings from the government	SEMAS and others		1,822,790		1,726,543
	Borrowings from banks	Shinhan Bank and others		100,100		36,806
	Borrowings from non-banking financial institutions	The Korea Development Bank and others		1,751,027		1,631,376
	Other borrowings	The Korea Development Bank and others		4,687,726		4,409,261

				10,224,576		9,692,866

Borrowings in foreign currencies	Due to banks	Deutche Bank Trust Company NY and Others		25,685		19,820
	Borrowings from banks	Central Bank of Uzbekistan and Others		6,213,518		5,470,569
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others		20,118		76,134
	Other borrowings	Standard Chartered Bank and others		1,811,149		1,586,683

				8,070,470		7,153,206

			~~W~~	18,295,046	~~W~~	16,846,072

21. Debentures

Details of debentures as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Debentures in Korean won
Structured debentures	~~W~~	783,798	~~W~~	869,294
Subordinated fixed rate debentures in Korean won		3,199,156		2,913,411
Fixed rate debentures in Korean won		39,836,365		36,823,365
Floating rate debentures in Korean won		1,508,000		728,000

		45,327,319		41,334,070

Fair value adjustments on fair value hedged financial debentures in Korean won		16,566		19,891
Less: Discount on debentures in Korean won		(39,371)		(53,897)

		45,304,514		41,300,064

Debentures in foreign currencies
Floating rate debentures		1,716,201		1,371,392
Fixed rate debentures		2,469,348		2,363,486

		4,185,549		3,734,878

Fair value adjustments on fair value hedged debentures in foreign currencies		(38,819)		(25,941)
Less: Discount on debentures in foreign currencies		(14,837)		(16,277)

		4,131,893		3,692,660

	~~W~~	49,436,407	~~W~~	44,992,724

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in debentures based on face value for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	748,268	~~W~~	(833,764)	~~W~~	—	~~W~~	783,798
Subordinated fixed rate debentures in Korean won		2,913,411		300,000		(14,255)		—		3,199,156
Fixed rate debentures in Korean won		36,823,365		64,549,700		(61,536,700)		—		39,836,365
Floating rate debentures in Korean won		728,000		780,000		—		—		1,508,000

		41,334,070		66,377,968		(62,384,719)		—		45,327,319

Debentures in foreign currencies
Floating rate debentures		1,371,392		531,770		(271,110)		84,149		1,716,201
Fixed rate debentures		2,363,486		—		—		105,862		2,469,348

		3,734,878		531,770		(271,110)		190,011		4,185,549

	~~W~~	45,068,948	~~W~~	66,909,738	~~W~~	(62,655,829)	~~W~~	190,011	~~W~~	49,512,868

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	1,815,246	~~W~~	(1,894,460)	~~W~~	—	~~W~~	1,067,086
Subordinated fixed rate debentures in Korean won		3,271,693		—		(4,472)		—		3,267,221
Fixed rate debentures in Korean won		25,627,695		66,728,800		(61,055,120)		—		31,301,375
Floating rate debentures in Korean won		1,108,000		245,000		(430,000)		—		923,000

		31,153,688		68,789,046		(63,384,052)		—		36,558,682

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,137,488		(670,236)		(47,727)		1,483,005
Fixed rate debentures		2,803,720		—		(354,150)		(147,578)		2,301,992

		3,867,200		1,137,488		(1,024,386)		(195,305)		3,784,997

	~~W~~	35,020,888	~~W~~	69,926,534	~~W~~	(64,408,438)	~~W~~	(195,305)	~~W~~	40,343,679

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

22. Provisions

Details of provisions as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Provisions for unused loan commitments	~~W~~	189,280	~~W~~	178,202
Provisions for payment guarantees		89,998		88,809
Provisions for financial guarantee contracts		5,066		2,682
Provisions for restoration cost		99,127		95,194
Others		152,469		203,146

	~~W~~	535,940	~~W~~	568,033

Changes in provisions for unused loan commitments, payment guarantees for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,486	~~W~~	63,407	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages
Transfer to 12-month expected credit losses		20,260		(18,937)		(1,323)		431		(431)		—
Transfer to lifetime expected credit losses		(6,816)		7,040		(224)		(261)		403		(142)
Impairment		(310)		(882)		1,192		(6)		(45)		51
Provision (reversal) for loan losses		(15,266)		8,580		(218)		(8,465)		(7,413)		4,086
Others (change of exchange rate, etc.)		418		127		—		1,092		461		228

Ending	~~W~~	122,772	~~W~~	59,335	~~W~~	7,173	~~W~~	34,428	~~W~~	32,603	~~W~~	22,967

[1]	Prepared in accordance with Korean IFRS 1109

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,335)		(2,850)		(4,185)
Reversal		(4,547)		(29,001)		(33,548)
Business combination		19		—		19

Ending	~~W~~	183,486	~~W~~	94,577	~~W~~	278,063

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning[1]	~~W~~	4,857	~~W~~	4,333
Reversal		209		(1,878)

Ending	~~W~~	5,066	~~W~~	2,455

[1]	Prepared in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning	~~W~~	95,194	~~W~~	84,854
Provision		4,773		2,245
Reversal		(529)		(154)
Used		(1,748)		(4,821)
Unwinding of discount		1,437		1,013
Business combination		—		862

Ending	~~W~~	99,127	~~W~~	83,999

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		24,450		1,530		2,451		40		6,690		35,161
Decrease		(26,366)		(1,715)		(1,636)		—		(56,121)		(85,838)

Ending	~~W~~	13,196	~~W~~	4,865	~~W~~	24,578	~~W~~	217	~~W~~	109,613	~~W~~	152,469

[1]	As of June 30, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 26,367 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)
	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		37,113		18,858		2,266		—		35,463		93,700
Decrease		(33,601)		(21,114)		(65)		(169)		(19,201)		(74,150)
Business combination		—		—		—		—		71,763		71,763

Ending	~~W~~	12,302	~~W~~	48,140	~~W~~	22,824	~~W~~	189	~~W~~	140,611	~~W~~	224,066

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		104,131		—		104,131
Past service cost		3,628		—		3,628
Interest cost (income)		25,755		(23,843)		1,912
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(8,375)		—		(8,375)
Actuarial gains and losses by experience adjustments		(370)		—		(370)
Return on plan assets (excluding amounts included in interest income)		—		12,919		12,919
Contributions		—		(40,517)		(40,517)
Payments from plans (benefit payments)		(71,676)		71,670		(6)
Payments from the Group		(22,876)		—		(22,876)
Transfer in		6,440		(6,440)		—
Transfer out		(6,440)		6,440		—
Effect of exchange rate changes		17		—		17
Others		6,089		—		6,089

Ending	~~W~~	1,878,314	~~W~~	(1,667,954)	~~W~~	210,360

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		100,521		—		100,521
Past service cost		—		—		—
Interest cost (income)		19,172		(17,528)		1,644
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		9,303		9,303
Contributions		—		(1,146)		(1,146)
Payments from plans (benefit payments)		(186,167)		186,142		(25)
Payments from the Group		(17,204)		—		(17,204)
Transfer in		6,424		(6,423)		1
Transfer out		(6,751)		6,749		(2)
Effect of exchange rate changes		(8)		—		(8)
Effect of business combination		287,844		(181,757)		106,087
Others		(4,700)		4,067		(633)

Ending	~~W~~	1,775,134	~~W~~	(1,480,297)	~~W~~	294,837

Details of the net defined benefit liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Present value of defined benefit obligation	~~W~~	1,878,314	~~W~~	1,841,991
Fair value of plan assets		(1,667,954)		(1,688,183)

Net defined benefit liabilities	~~W~~	210,360	~~W~~	153,808

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Current service cost	~~W~~	104,131	~~W~~	100,521
Past service cost		3,628		—
Net interest expenses of net defined benefit liabilities		1,912		1,644

Post-employment benefits[1]	~~W~~	109,671	~~W~~	102,165

[1]

Including post-employment benefits amounting to ~~W~~ 957 million recognized as other operating expense and prepayment of ~~W~~ 30 million recognized as other assets as of and for the six-month period ended June 30, 2018, and post-employment benefits amounting to ~~W~~ 805 million recognized as other operating expense for the six-month period ended June 30, 2017.

24. Other Liabilities

Details of other liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Other financial liabilities
Other payables	~~W~~	11,898,747	~~W~~	8,806,967
Prepaid card and debit card		22,259		21,767
Accrued expenses		2,849,869		2,654,345
Financial guarantee liabilities		33,749		34,114
Deposits for letter of guarantees and others		686,583		798,207
Domestic exchange settlement credits		1,582,050		48,133
Foreign exchanges settlement credits		158,975		124,728
Borrowings from other business accounts		7,667		5,408
Other payables from trust accounts		5,698,920		5,018,031
Liability incurred from agency relationships		417,312		518,955
Account for agency businesses		342,113		257,761
Dividend payables		474		474
Others		80,364		41,114

		23,779,082		18,330,004

Other non-financial liabilities
Other payables		46,935		196,142
Unearned revenue		302,388		271,787
Accrued expenses		528,408		634,236
Deferred revenue on credit card points		185,655		176,840
Withholding taxes		93,483		179,903
Separate account liabilities		4,472,508		4,463,687
Others		193,812		217,709

		5,823,189		6,140,304

	~~W~~	29,602,271	~~W~~	24,470,308

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018		December 31, 2017
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In number of shares)	2018	2017
Beginning	399,037,583	398,285,437
Increase	—	73,969
Decrease	(2,214,550)	(1,794,182)

Ending	396,823,033	396,565,224

25.2 Capital Surplus

Details of capital surplus as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,414,027		4,413,286

	~~W~~	17,122,969	~~W~~	17,122,228

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Remeasurements of net defined benefit liabilities	~~W~~	(98,922)	~~W~~	(96,385)
Exchange differences on translating foreign operations		18,736		(56,589)
Change in value of available-for-sale financial assets		—		694,321
Change in value of held-to-maturity financial assets		—		(78)
Financial assets measured at fair value through other comprehensive income		387,526		—
Shares of other comprehensive income of associates		(2,817)		1,069
Cash flow hedges		24,275		14,980
Hedges of net investments in foreign operations		(36,627)		(5,958)
Other comprehensive income of separate account		(5,051)		(13,692)
Profit or loss from credit risk of financial liabilities designated at fair value		(6,089)		—
Net gain (loss) on overlay adjustment		(91,559)		—

	~~W~~	189,472	~~W~~	537,668

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

25.4 Retained Earnings

Details of retained earnings as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Legal reserves[1]	~~W~~	390,216	~~W~~	334,873
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		14,748,141		13,727,331

	~~W~~	16,120,357	~~W~~	15,044,204

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,988,648	~~W~~	3,148,332
Non-controlling interests		1,554		2,536

	~~W~~	2,990,202	~~W~~	3,150,868

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won, except earnings per share)	2018				2017
	Three months		Six months		Three months		Six months
Provision of regulatory reserve for credit losses[1]	~~W~~	91,184	~~W~~	212,390	~~W~~	251,057	~~W~~	295,601
Adjusted profit after provision of regulatory reserve for credit losses[2]		855,567		1,702,593		739,024		1,564,581
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		2,159		4,291		1,864		3,943
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		2,144		4,264		1,855		3,924

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

25.5 Treasury Shares

Changes in treasury shares outstanding for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		2,803,909		—		21,877,863
Carrying amount[1]	~~W~~	(755,973)	~~W~~	(180,221)	~~W~~	—	~~W~~	(936,194)

[1]	In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. in the fourth quarter of 2017.

(In number of shares and millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,826,100		1,794,182		(73,969)		21,546,313
Carrying amount[1]	~~W~~	721,973	~~W~~	82,177	~~W~~	(2,949)	~~W~~	801,201

[1]	The trust agreement with Samsung Securities Co., Ltd. is terminated as the agreement was expired during the six month period ended June 30, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

26. Net Interest Income

Details of interest income and interest expense for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Three months		Six months
Interest income
Deposits at fair value through profit or loss	~~W~~	2,247	~~W~~	4,710
Securities measured at fair value through profit or loss		172,778		330,171
Loans measured at fair value through profit or loss		6,234		11,275
Securities measured at fair value through other comprehensive income		175,169		349,793
Deposits at amortized cost		28,026		52,948
Equity instruments at amortized cost		153,870		297,922
Loans at amortized cost		2,794,815		5,454,020
Other		30,108		57,175

		3,363,247		6,558,014

Interest expenses
Deposits		736,417		1,392,091
Debts		125,738		239,790
Debentures		279,974		538,911
Other		24,749		47,067

		1,166,878		2,217,859

Net interest income	~~W~~	2,196,369	~~W~~	4,340,155

(In millions of Korean won)	2017 [1]
	Three months		Six months
Interest income
Due from financial institutions	~~W~~	31,409	~~W~~	55,580
Financial assets at fair value through profit or loss		129,137		251,774
Loans		2,471,322		4,808,298
Financial investments
Available-for-sale financial assets		178,724		300,223
Held-to-maturity financial assets		124,961		221,827
Other		28,587		52,885

		2,964,140		5,690,587

Interest expenses
Deposits		575,313		1,155,003
Debts		91,129		170,572
Debentures		209,993		410,695
Other		19,399		37,021
		895,834		1,773,291

Net interest income	~~W~~	2,068,306	~~W~~	3,917,297

[1]	Regarding reclassification of interest income following the change in accounting policy, interest income for 2017 has been restated.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	51,681	~~W~~	102,652	~~W~~	47,630	~~W~~	93,102
Lending activity fees		18,028		37,519		17,503		36,507
Credit card related fees and commissions		410,407		802,385		359,712		693,406
Debit card related fees and commissions		102,952		204,041		101,260		199,761
Agent activity fees		34,680		67,874		37,455		82,550
Trust and other fiduciary fees		107,986		232,611		70,347		161,846
Fund management related fees		32,735		64,577		34,061		67,169
Guarantee fees		10,288		19,639		16,198		26,637
Foreign currency related fees		29,086		63,119		27,910		52,832
Commissions from transfer agent services		42,285		100,148		47,801		90,289
Other business account commission on consignment		8,996		19,772		8,228		16,461
Commissions received on securities business		158,066		313,566		122,468		212,957
Lease fees		56,102		99,852		35,353		68,260
Other		78,782		158,456		66,045		129,272

		1,142,074		2,286,211		991,971		1,931,049

Fee and commission expense
Trading activity related fees[1]		9,485		17,051		7,142		13,392
Lending activity fees		6,287		10,292		6,450		12,559
Credit card related fees and commissions		407,469		788,292		361,435		683,745
Outsourcing related fees		39,572		76,295		36,714		56,369
Foreign currency related fees		6,942		21,689		6,493		12,445
Other		76,532		147,883		63,527		121,691

		546,287		1,061,502		481,761		900,201

Net fee and commission income	~~W~~	595,787	~~W~~	1,224,709	~~W~~	510,210	~~W~~	1,030,848

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Three months		Six months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	254,109	~~W~~	784,246
Equity securities		120,414		279,834
		374,523		1,064,080

Derivatives held for trading
Interest rate		291,798		857,359
Currency		2,031,711		2,713,516
Stock or stock index		382,675		742,875
Credit		10,651		22,219
Commodity		2,244		4,149
Other		29,296		54,299

Financial liabilities at fair value through profit or loss		31,662		72,165
Other financial instruments		1		2

	~~W~~	3,154,561	~~W~~	5,530,664

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	149,065	~~W~~	438,495
Equity securities		114,325		264,421

		263,390		702,916

Derivatives held for trading
Interest rate		344,553		914,642
Currency		1,876,133		2,581,571
Stock or stock index		235,948		833,268
Credit		9,691		20,671
Commodity		2,915		5,321
Other		17,619		62,618

Financial liabilities at fair value through profit or loss		15,476		46,673
Other financial instruments		8		30

		2,765,733		5,167,710

Net gains or losses on financial instruments held for trading	~~W~~	388,828	~~W~~	362,954

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017 [1]
	Three months		Six months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	49,002	~~W~~	98,164
Equity securities		173,746		279,468

		222,748		377,632

Derivatives held for trading
Interest rate		233,400		635,627
Currency		(262,256)		3,088,129
Stock or stock index		415,235		1,215,252
Credit		23,629		61,389
Commodity		1,979		4,394
Other		2,868		5,229

		414,855		5,010,020

Financial liabilities held for trading		(4,299)		10,872

Other financial instruments		22		22

	~~W~~	633,326	~~W~~	5,398,546

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	45,664	~~W~~	111,360
Equity securities		90,421		142,196

		136,085		253,556

Derivatives held for trading
Interest rate		241,613		609,087
Currency		(271,378)		3,028,225
Stock or stock index		365,091		753,166
Credit		23,313		59,326
Commodity		2,386		3,757
Other		774		4,906

		361,799		4,458,467

Financial liabilities held for trading		13,134		43,860

Other financial instruments		12		38

		511,030		4,755,921

Net gains or losses on financial instruments held for trading	~~W~~	122,296	~~W~~	642,625

[1]	Regarding reclassification of interest income after the change of accounting policy, gains related to financial instruments held for trading for 2017 has been restated.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Three months		Six months
Revenue from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		—		—
Financial liabilities designated at fair value through profit or loss		58,638		312,121

		58,638		312,121

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		4,905		4,905
Financial liabilities designated at fair value through profit or loss		301,442		453,452

		306,347		458,357

Net gains or losses on financial instruments designated at fair value through profit or loss		(247,709)		(146,236)

(In millions of Korean won)	2017 [1]
	Three months		Six months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	36,735	~~W~~	73,040
Financial liabilities designated at fair value through profit or loss		62,186		200,718

		98,921		273,758

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		(9,704)		29,538
Financial liabilities designated at fair value through profit or loss		246,011		783,286

		236,307		812,824

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(137,386)	~~W~~	(539,066)

[1]	Regarding reclassification of interest income after the change of accounting policy, gains related to financial instruments held for trading for 2017 has been restated.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Three months		Six months
Other operating income
Profit on redemption of financial assets mandatorily measured at fair value through other comprehensive income
Gain on redemption of financial assets mandatorily measured at fair value through other comprehensive income	~~W~~	54	~~W~~	62
Gain on sale of financial assets mandatorily measured at fair value through other comprehensive income		27,834		34,208

		27,888		34,270

Financial assets at amortized cost
Gain on sale of financial assets at amortized cost		17,094		29,015

		17,094		29,015

Gain on foreign exchange transactions		568,980		837,609
Dividend income		37,205		69,414
Others		168,401		287,896

		819,568		1,258,204

Other operating expenses
Expense on redemption of financial assets mandatorily measured at fair value through other comprehensive income
Losses on redemption of financial assets mandatorily measured at fair value through other comprehensive income		—		17
Losses on sale of financial assets mandatorily measured at fair value through other comprehensive income		6,149		8,840
		6,149		8,857

Financial assets at amortized cost

Loss on sale of financial assets at amortized cost		1,500		3,484

		1,500		3,484

Loss on foreign exchanges transactions		628,618		836,722
Others		496,135		935,526

		1,132,402		1,784,589

Net other operating expenses	~~W~~	(312,834)	~~W~~	(526,385)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	22	~~W~~	43
Gain on sale of available-for-sale financial assets		26,679		49,808

		26,701		49,851

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		—		2

		—		2

Gain on foreign exchange transactions		411,718		965,816
Dividend income		47,237		129,514
Others		(49,209)		51,941

		436,447		1,197,124

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		614		643
Loss on sale of available-for-sale financial assets		87,848		110,471
Impairment on available-for-sale financial assets		7,228		19,665

		95,690		130,779

Loss on foreign exchanges transactions		274,972		795,129
Others		364,844		729,800

		735,506		1,655,708

Net other operating expenses	~~W~~	(299,059)	~~W~~	(458,584)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	579,487	~~W~~	1,164,716	~~W~~	566,031	~~W~~	1,041,221
Salaries and short-term employee benefits - others		224,693		505,505		206,237		454,239
Post-employment benefits - defined benefit plans		52,678		108,684		54,542		101,360
Post-employment benefits - defined contribution plans		4,657		9,891		3,857		5,727
Termination benefits		1,270		5,069		1,179		(266)
Share-based payments		(1,258)		1,816		21,576		36,342

		861,527		1,795,681		853,422		1,638,623

Depreciation and amortization		91,240		177,703		88,505		162,787

Other general and administrative expenses
Rental expense		87,703		172,089		81,246		155,729
Tax and dues		60,700		114,231		57,265		102,039
Communication		11,212		21,667		13,343		20,565
Electricity and utilities		6,402		14,842		6,417		13,889
Publication		4,065		8,114		3,893		7,880
Repairs and maintenance		5,760		10,446		6,428		9,871
Vehicle		3,132		5,762		3,009		5,271
Travel		5,001		9,328		5,015		7,190
Training		6,031		12,271		5,966		11,742
Service fees		49,759		95,671		48,394		83,303
Electronic data processing expenses		46,470		90,647		45,356		82,685
Advertising		53,013		95,870		44,551		78,758
Others		60,012		119,409		59,561		109,260

		399,260		770,347		380,444		688,182

	~~W~~	1,352,027	~~W~~	2,743,731	~~W~~	1,322,371	~~W~~	2,489,592

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of June 30, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 17	Jan. 01, 2017	16,579	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 20	Jan. 01, 2018	35,330	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant	—	5,415	Satisfied in 2012
Deferred grant	—	588	Satisfied in 2013
Deferred grant	—	15,154	Satisfied in 2015
Deferred grant	—	14,538	Satisfied in 2016
Deferred grant	—	85,491	Satisfied in 2017

		227,429

Kookmin Bank
Series 69	Jan. 01, 2017	168,360	Services fulfillment [3]
Series 71	Aug. 26, 2017	4,372	Services fulfillment [3]
Series 72	Aug. 28, 2017	5,601	Services fulfillment [3]
Series 73	Nov. 21, 2017	27,786	Services fulfillment [4]
Series 74	Jan. 01, 2018	190,536	Services fulfillment [3]
Deferred grant	—	33,050	Satisfied in 2015
Deferred grant	—	110,967	Satisfied in 2016
Deferred grant	—	150,212	Satisfied in 2017

		690,884

Other subsidiaries
Stock granted in 2010	—	366
Stock granted in 2011	—	601
Stock granted in 2012	—	2,048
Stock granted in 2013	—	3,097
Stock granted in 2014	—	4,628
Stock granted in 2015	—	66,655	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,9]
Stock granted in 2016	—	121,998
Stock granted in 2017	—	234,508
Stock granted in 2018	—	91,327

		525,228

		1,443,541

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the relative TSR, Performance Results, Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.

[4]	30% and 70% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR and Evaluation of the Bank president’s performance, respectively.
[5]

40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR , respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.

[6]	35%, 35%, 20% and 5% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS, Asset Quality and nonbanking segment profit, respectively
[7]

50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

[8]

40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR , respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.

[9]

30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of stock grants linked to short-term performance as of June 30, 2018, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2015	Jan. 01, 2015	13,516	Satisfied
Stock granted in 2016	Jan. 01, 2016	16,526	Satisfied
Stock granted in 2017	Jan. 01, 2017	16,855	Satisfied
Stock granted in 2018	Jan. 01, 2018	7,099	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	56,639	Satisfied
Stock granted in 2016	Jan. 01, 2016	83,424	Satisfied
Stock granted in 2017	Jan. 01, 2017	80,331	Satisfied
Stock granted in 2018	Jan. 01, 2018	47,899	Proportional to service period
Other subsidiaries
Stock granted in 2015	—	68,444	Satisfied
Stock granted in 2016	—	154,997	Satisfied
Stock granted in 2017	—	196,483	Satisfied
Stock granted in 2018	—	118,182	Proportional to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of June 30, 2018 and December 31, 2017, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 103,122 million and ~~W~~ 133,496 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 1,816 million and ~~W~~ 36,342 million were incurred during the six-month periods ended June 30, 2018 and 2017, respectively.

Details of Mileage stock as of June 30, 2018, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~0.56	14,996
	Apr. 29, 2016	60	0.00~0.83	36
	July 07, 2016	280	0.00~1.02	93
	July 18, 2016	767	0.00~1.05	—
	Aug. 03, 2016	107	0.00~1.09	38
	Aug. 17, 2016	51	0.00~1.13	30
	Aug. 30, 2016	256	0.00~1.17	182
	Sept. 06, 2016	206	0.00~1.19	120
	Oct. 07, 2016	105	0.00~1.27	77
	Nov. 01, 2016	118	0.00~1.34	24
	Dec. 07, 2016	211	0.00~1.44	112
	Dec. 08, 2016	43	0.00~1.44	32
	Dec. 15, 2016	12	0.00~1.46	12
	Dec. 20, 2016	309	0.00~1.47	230
	Dec. 28, 2016	76	0.00~1.50	40
	Dec. 30, 2016	210	0.00~1.50	84

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Stock granted in 2017	Jan. 09, 2017	28,925	0.00~1.53	14,080
	Feb. 03, 2017	43	0.00~1.60	28
	Apr. 03, 2017	82	0.00~1.76	61
	May. 22, 2017	20	0.00~1.89	20
	July. 03, 2017	52	0.00~2.01	52
	Aug. 07, 2017	29	0.00~2.10	29
	Aug. 08, 2017	5	0.00~2.11	5
	Aug. 16, 2017	204	0.00~2.13	188
	Aug. 17, 2017	40	0.00~2.13	40
	Aug. 24, 2017	387	0.00~2.15	362
	Sep. 08, 2017	82	0.00~2.19	73
	Oct. 20, 2017	9	0.00~2.31	9
	Nov. 01, 2017	120	0.00~2.34	120
	Nov. 06, 2017	106	0.00~2.35	106
	Dec. 06, 2017	105	0.00~2.44	94
	Dec. 26, 2017	254	0.00~2.49	215
	Dec. 29, 2017	114	0.00~2.50	98
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~2.62	18,745
	Feb. 12, 2018	9	0.00~2.76	9
	Apr. 02, 2018	115	0.00~2.76	115
	Apr. 30, 2018	86	0.00~2.83	86
	May. 08, 2018	170	0.00~2.85	166
	June. 01, 2018	140	0.00~2.92	140

		86,934		50,947

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of June 30, 2018. These shares may be vested immediately at grant date.

As of June 30, 2018 and December 31, 2017, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,690 million and ~~W~~ 2,973 million, respectively, and the compensation costs amounting to ~~W~~ 1,248 million and ~~W~~ 1,252 million were incurred during the six-month periods ended June 30, 2018 and 2017, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Other non-operating income
Gain on disposal in property and equipment	~~W~~	32,896	~~W~~	32,949	~~W~~	227	~~W~~	250
Rent received		9,452		18,539		9,439		14,555
Profit on disposal of non-current assets for sale		2,999		118,765		1,729		1,729
Gains on bargain purchase		—		—		122,986		122,986
Others		14,178		22,065		20,820		59,416

		59,525		192,318		155,201		198,936

Other non-operating expenses
Loss on disposal in property and equipment		657		4,771		628		738
Donation		72,437		77,651		9,005		16,018
Restoration cost		848		1,335		1,828		2,260
Managing expense for precautionary loan		749		1,628		1,181		1,723
Others		10,185		24,287		18,360		28,030

		84,876		109,672		31,002		48,769

Net other non-operating income	~~W~~	(25,351)	~~W~~	82,646	~~W~~	124,199	~~W~~	150,167

32. Income Tax Expense

Income tax expense for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Tax payable
Current tax expense	~~W~~	625,269	~~W~~	152,257
Adjustments recognized in the period for current tax of prior years		(39,015)		(13,866)

		586,254		138,391

Changes in deferred income tax assets (liabilities)		134,025		267,438

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		1,630		2,250
Exchange difference in foreign operation		(13,174)		6,199
Change in value of available-for-sale financial assets		—		(70,082)
Change in value of held-to-maturity financial assets		—		362
OCI related with financial assets at fair value through profit or loss		(8,734)		—
OCI related with investments in associates and joint ventures		824		20,441
Cash flow hedges		(7,080)		(316)
Hedges of a net investment in a foreign operation		10,636		(1,509)
OCI related with assets held for sale		—		(21,498)
OCI related with separate account assets		(3,277)		397
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(1,650)		—
Net gains (losses) on overlay adjustment		31,884		—

		11,059		(63,756)

Others		—		(22,142)

Tax expense	~~W~~	731,338	~~W~~	319,931

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2017, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 766,728 million, were paid on April 2018. The dividends paid to the shareholders of the Parent Company in 2017 were ~~W~~ 497,969 million (~~W~~ 1,250 per share).

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	(4,167)	~~W~~	—	~~W~~	1,630	~~W~~	(98,922)
Exchange differences on translating foreign operations		(54,700)		86,610		—		(13,174)		18,736
OCI related with financial assets at fair value through profit or loss		362,681		28,550		5,029		(8,734)		387,526
OCI related with investments in associates and joint ventures		(644)		(2,997)		—		824		(2,817)
Cash flow hedges		14,887		(33,690)		50,158		(7,080)		24,275
Hedges of a net investment in a foreign operation		(5,958)		(41,305)		—		10,636		(36,627)
OCI related with separate account assets		(13,692)		11,210		708		(3,277)		(5,051)

Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		5,999		—		(1,650)		(6,089)

Net gains/(losses) on overlay adjustment		(7,559)		(91,996)		(23,888)		31,884		(91,559)

	~~W~~	188,192	~~W~~	(41,786)	~~W~~	32,007	~~W~~	11,059	~~W~~	189,472

[1]	Prepared in accordance with Korean IFRS 1109

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(9,297)	~~W~~	—	~~W~~	2,250	~~W~~	—	~~W~~	—	~~W~~	1,985	~~W~~	(126,117)
Exchange differences on translating foreign operations		53,138		(38,296)		—		6,199		—		—		—		21,041
Change in value of available-for-sale financial assets		601,620		236,419		61,251		(70,082)		—		—		(936)		828,272
Change in value of held-to-maturity financial assets		6,447		(1,495)		—		362		—		—		—		5,314
Shares of other comprehensive income of associates		(96,174)		4,808		10,152		20,441		(3,492)		67,337		—		3,072
Cash flow hedges		(6,075)		19,817		(16,818)		(316)		—		—		—		(3,392)
Hedges of a net investment in a foreign operation		(32,572)		6,236		—		(1,509)		—		—		—		(27,845)
Comprehensive income of separate account		—		27		(1,667)		397		—		—		—		(1,243)
Comprehensive income of disposal group held for sale		—		—		—		—		—		—		(1,049)		(1,049)
Comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

	~~W~~	405,329	~~W~~	218,219	~~W~~	141,753	~~W~~	(63,756)	~~W~~	(3,492)	~~W~~	—	~~W~~	—	~~W~~	698,053

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

35. Earnings per Share

35.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month and six-month periods ended June 30, 2018 and 2017.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2018
	Three months	Six months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	(21,877,863)	(21,288,504)

Weighted average number of ordinary shares outstanding (A - B)	396,233,674	396,823,033

(In number of shares)	2017
	Three months	Six months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	(21,546,313)	(21,410,158)
Disposal of treasury shares (C)		61,021

Weighted average number of ordinary shares outstanding (A – B + C)	396,565,224	396,762,400

Basic earnings per share:

(In Korean won and in number of shares)	2018
	Three months		Six months
Profit attributable to ordinary shares (D)	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407
Weighted average number of ordinary shares outstanding (E)		396,233,674		396,823,033
Basic earnings per share (F = D / E)	~~W~~	2,389	~~W~~	4,826

(In Korean won and in number of shares)	2017
	Three months		Six months
Profit attributable to ordinary shares (D)	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795
Weighted average number of ordinary shares outstanding (E)		396,565,224		396,762,400
Basic earnings per share (F = D / E)	~~W~~	2,497	~~W~~	4,688

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Adjusted profit for diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In Korean won)	2018
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407

(In Korean won)	2017
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(In number of shares)	2018
	Three months	Six months
Weighted average number of ordinary shares outstanding	396,233,674	396,823,033
Adjustment
Stock grants	2,258,465	2,473,916
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,492,139	399,296,949

(In number of shares)	2017
	Three months	Six months
Weighted average number of ordinary shares outstanding	396,565,224	396,762,400
Adjustment
Stock grants	1,779,299	1,967,124
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,344,523	398,729,524

Diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in Korean won and in number of shares)	2018
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,492,139		399,296,949
Diluted earnings per share	~~W~~	2,376	~~W~~	4,796

(In Korean won and in number of shares)	2017
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,344,523		398,729,524
Diluted earnings per share	~~W~~	2,485	~~W~~	4,665

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Non-life Insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	21,512,272	~~W~~	7,233,807	~~W~~	—	~~W~~	28,746,079
Reserve for outstanding claims		2,237,785		100,564		3,454		2,341,803
Unearned premium reserve		1,443,273		2,001		1,060		1,446,334
Reserve for participating policyholders’ dividends on long-term insurance		91,967		26,481		—		118,448
Unallocated Divisible Surplus to Future Policyholders		33,904		7,591		—		41,495
Reserve for compensation for losses on dividend-paying insurance contracts		25,731		6,935		—		32,666
Guarantee reserve		—		15,518		—		15,518

		25,344,932		7,392,897		4,514		32,742,343

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Non-life Insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	20,697,290	~~W~~	7,278,112	~~W~~	—	~~W~~	27,975,402
Reserve for outstanding claims		2,148,923		78,423		3,670		2,231,016
Unearned premium reserve		1,392,211		1,511		1,075		1,394,797
Reserve for participating policyholders’ dividends on long-term insurance		94,005		29,150		—		110,040
Unallocated Divisible Surplus to Future Policyholders		24,304		6,264		—		43,683
Reserve for compensation for losses on dividend-paying insurance contracts		25,730		7,920		—		33,650
Guarantee reserve		—		12,687		—		12,687

	~~W~~	24,382,463	~~W~~	7,414,067	~~W~~	4,745	~~W~~	31,801,275

36.2 The Adequacy Test of Insurance Contract Liabilities

36.2.1 The amendment of the detailed enforcement of the Regulation on Insurance Supervision (“RIS”)

As a result of the amendment of the detailed enforcement of RIS, the standard for the adequacy test of insurance contract liabilities has been amended. The amendment includes changes of the discount rate calculation structure, and changes in the current estimates adjusting methodology. The Group applied the above as changes in accounting policies since the Group expects the changes to provide more reliable and relevant information for the current estimates of future cash flows. Due to changes in the accounting policies, the comparative footnotes as of June 30, 2017 has been restated.

The major changes in the standard for the adequacy test of insurance contract liabilities are like followings:

The major changes in the standard
Change of the calculation structure of the discount rate	Excluding the portion of investment in risk asset by company Elimination in stages of credit risk spreads from industry spreads

Adjustment of current estimates of policy reserves	Application in phases of current estimates with the weighted average of interest rate scenario

Reflecting the cash flow from insurance contracts loan	Reflecting the cash flow from insurance contracts loan to the adequacy test of insurance contract liabilities

Adjustment of disclosed interest rate linked to interest rate	Elimination of credit risk spreads from disclosed interest rate

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

36.2.2 Non-life insurance

Assumptions and basis for the insurance liability adequacy test as of June 30, 2018 and 2017, are as follows:

	Assumptions(%)		Basis
	2018	2017
Long-term insurance
Discount rate	2.00~9.83	-0.11~7.01	Applied regulator’s scenario requiring use of liquidity premium over risk-free rate
Expense ratio	6.51	6.27	Reflected parent’s future expense based on previous year data
Lapse ratio	1.30~34.80	1.50~35.60	Based on recent 5 year data
Mortality	12.00~633.00	31.00~472.00	Calculated using ratios including claim against premium based on recent 5 year data
General insurance
Expense ratio	10.99	11.47	Expense ratio divided by most last 1 year accrued insurance premium
Appraisal cost ratio	4.81	3.96	Appraisal cost divided by most last 3 year accrued insurance premium
Claim settlement ratio	64.62	69.90	Claim payment divided by most last 5 year accrued insurance premium
Automobile insurance
Expense ratio	10.84	10.50	Expense ratio divided by most last 1 year accrued insurance premium
Appraisal cost ratio	9.27	9.36	Appraisal cost divided by most last 3 year accrued insurance premium
Claim settlement ratio	76.95	77.63	Claim payment divided by most last 5 year accrued insurance premium

The results of liability adequacy test as of June 30, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Recognized liabilities [1]		Estimated adequate liabilities		Shortfall (surplus)
General insurance	~~W~~	380,696	~~W~~	325,209	~~W~~	(55,487)
Automobile insurance		1,050,995		1,001,567		(49,428)
Long-term insurance		17,694,463		9,087,567		(8,606,896)

	~~W~~	19,126,154	~~W~~	10,414,343	~~W~~	(8,711,811)

(In millions of Korean won)	2017
	Recognized liabilities [1]		Estimated adequate liabilities		Shortfall (surplus)
General insurance	~~W~~	437,124	~~W~~	392,289	~~W~~	(44,835)
Automobile insurance		1,069,727		1,023,610		(46,117)
Long-term insurance		16,188,930		10,217,104		(5,971,826)

	~~W~~	17,695,781	~~W~~	11,633,003	~~W~~	(6,062,778)

[1]

For long-term insurance, it is an amount after deduction of the deferred acquisition costs from insurance premium reserve. For general insurance and automobile insurance, it is an amount including the unearned premium based on original insurance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

36.2.3 Life insurance

Assumptions and basis for the insurance liability adequacy test as of June 30, 2018 and 2017, are as follows:

	Assumptions (%)		Basis
	2018	2017
Rate of surrender value	0.44~60.30	0.48~85.55	Rate of surrender value for the last 5 years
Rate of claim	6~118	6~140	Rate of claim payment for the last 7 years
Discount rate	-1.59~13.27	-2.38~15.22	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of June 30, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,652	~~W~~	49,187	~~W~~	18,535
	Non-participating		115,432		31,142		(84,290)

Variable interest type	Participating		1,102,074		1,083,311		(18,763)
	Non-participating		5,560,253		4,878,035		(682,218)

Variable type			(28,342)		(95,885)		(67,543)

Total		~~W~~	6,780,069	~~W~~	5,945,790	~~W~~	(834,279)

(In millions of Korean won)		2017
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	31,045	~~W~~	49,569	~~W~~	18,524
	Non-participating		81,265		(18,527)		(99,792)

Variable interest type	Participating		1,135,839		1,116,040		(19,799)
	Non-participating		5,498,266		4,936,408		(561,858)

Variable type			(25,789)		(89,002)		(63,213)

Total		~~W~~	6,720,626	~~W~~	5,994,488	~~W~~	(726,138)

As a result of adequacy test, the Group did not set additional reserve as the surplus exceeds the deficit amount. As such, there was no amount recorded as a result of liability adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

36.3 Insurance Income and Expense

Insurance income and expenses for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Insurance Income
Premium income	~~W~~	5,403,791	~~W~~	2,940,131
Reinsurance income		332,322		165,113
Separate account income		190,780		39,442
Income of change in reinsurance assets		63,513		30,106
Other insurance income		5,703		625

	5,996,109		3,175,417

Insurance Expense
Insurance premiums expense		2,013,274		984,935
Dividend expense		4,916		2,287
Refund expense		1,473,970		854,791
Reinsurance expense		477,053		220,315
Provision of policy reserves		929,990		607,447
Separate account expenses		140,501		18,379
Insurance operating expenses		205,655		97,046
Deferred acquisition costs		299,819		112,129
Expenses of change in reinsurance assets		(350)		(44)
Other insurance expenses		18,484		7,651
Other insurance expenses		111,778		63,323

		5,675,090		2,968,259

Net insurance income (expenses)	~~W~~	321,019	~~W~~	207,158

36.4 The Overlay Approach

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of June 30, 2018, are as follows:

(In millions of Korean won)	June 30, 2018
Financial assets designated at fair value through profit or loss
Cash and due from financial institutions	~~W~~	180,513
Loans		604
Debt securities		6,373,505
Equity securities		101,448

	~~W~~	6,656,070

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes of net gains (losses) on overlay adjustment for the six-month period ended June 30, 2018, are as follows:

(In millions of Korean won)	Net gains/(losses) on overlay adjustment[2]
Beginning[1]	~~W~~	(7,559)
Recognition due to acquisition		(66,682)
Reclassification to profit or loss due to disposal		(17,318)
Recognition of OCI from profit or loss due to re-designation		—
Recognition of profit or loss from OCI due to de-designation		—

Ending	~~W~~	(91,559)

[1]	Calculated based on Korean IFRS 1109
[2]	Amounts are net of tax

37. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Cash	~~W~~	2,258,545	~~W~~	2,167,911
Checks with other banks		333,819		430,253
Due from Bank of Korea		10,577,656		8,981,665
Due from other financial institutions		6,606,367		8,237,996

		19,776,387		19,817,825

Due from financial institutions at fair value through profit or loss		329,512		—

	20,105,899		19,817,825

Restricted cash from financial institutions		(12,728,309)		(10,613,089)
Due from financial institutions with original maturities over three months		(1,548,328)		(799,838)

		(14,276,637)		(11,412,927)

	~~W~~	5,829,262	~~W~~	8,404,898

Cash inflows and outflows from income tax, interests and dividends for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	Activity	2018		2017
Income tax paid	Operating	~~W~~	431,690	~~W~~	563,597
Interest received	Operating		5,942,640		5,658,844
Interest paid	Operating		1,625,640		1,859,360
Dividends received	Operating		116,580		162,736
Dividends paid	Financing		766,728		497,969

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

38. Contingent Liabilities and Commitments

Details of pa1yment guarantees as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	243,681	~~W~~	252,817
Other payment guarantees		585,149		530,272

		828,830		783,089

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		205,335		147,987
Letter of guarantees		44,401		60,853
Bid bond		28,372		46,984
Performance bond		597,466		563,506
Refund guarantees		843,336		778,779
Other payment guarantees in foreign currency		2,588,701		1,960,769

		4,307,611		3,558,878

Financial guarantees
Payment guarantees for mortgage		51,237		57,446
Overseas debt guarantees		440,303		285,576
International financing guarantees in foreign currencies		49,157		46,953

Other financing payment guarantees		270,003		270,029

		810,700		660,004

		5,947,141		5,001,971

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,359,435		2,250,542
Refund guarantees		474,478		384,959

		2,833,913		2,635,501

	~~W~~	8,781,054	~~W~~	7,637,472

Commitments as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Commitments
Corporate loan commitments	~~W~~	34,577,542	~~W~~	32,857,616
Retail loan commitments		40,797,333		16,074,323
Credit line on credit cards		52,350,428		49,299,924
Purchase of other security investment and others		4,685,565		3,951,304

		132,410,868		102,183,167

Financial Guarantees
Credit line		2,490,537		2,669,071
Purchase of security investment		367,900		354,800

		2,858,437		3,023,871

	~~W~~ 135,269,305		~~W~~ 105,207,038

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Other Matters (including litigation)

a) The Group has filed 119 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 594,389 million, and faces 297 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 225,097 million, which arose in the normal course of the business and are still pending as of June 30, 2018.

b) Kookmin bank made a construction contract building the integrated company building, and the integrated central IT, amounting to ~~W~~ 150,051 million, and ~~W~~ 105,175 million, respectively; for the six-month period ended June 30, 2018, the subsidiary has paid ~~W~~ 1,963 million and ~~W~~ 15,145 million for each the integrated company building and the integrated central IT.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 372 million as of June 30, 2018 and December 31, 2017, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 121 and 120 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 9,425 million and 10,291 million as of June 30, 2018 and December 31, 2017. A provision liability of ~~W~~ 11,804 million and ~~W~~ 11,078 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group; however, the final outcome of the cases cannot be reasonably ascertained.

e) As of June 30, 2018, the Group is in the process of filing complaints regarding insurance contracts including reverse pension plans; the amount paid and the timing related with this filing cannot be predicted as of June 30, 2018.

39. Subsidiaries

Details of subsidiaries as of June 30, 2018, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100	Korea	June. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100	Korea	June. 30	Financial investment
	KB Insurance Co., Ltd.5	100	Korea	June. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100	Korea	June. 30	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100	Korea	June. 30	Life insurance
	KB Asset Management Co., Ltd.	100	Korea	June. 30	Security investment trust management and advisory
	KB Capital Co., Ltd.	100	Korea	June. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100	Korea	June. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100	Korea	June. 30	Real estate trust management
	KB Investment Co., Ltd.	100	Korea	June. 30	Capital investment
	KB Credit Information Co., Ltd.	100	Korea	June. 30	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100	Korea	June. 30	Software advisory, development, and supply

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)[6]	100	United Kingdom	June. 30	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.[7]	—	China	June. 30	—
	Kookmin Bank Cambodia PLC.	100	Cambodia	June. 30	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100	China	June. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100	Myanmer	June. 30	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 31 others	—	Korea	June. 30	Asset-backed securitization
	KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	99.27	Korea	June. 30	Investment trust
	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	96	Korea	June. 30	Investment trust
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	June. 30	Investment trust
	KB Haeoreum private securities investment trust 70(Bond)[3]	49.87	Korea	June. 30	Capital investment
	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	94.12	Korea	June. 30	Capital investment
	KB Haeoreum private securities investment trust 83(Bond)	96.14	Korea	June. 30	Capital investment
	3Y F-LKTB Inverse ETF(Bond-Derivatives)	99.37	Korea	June. 30	Capital investment
	Kiwoom Frontier Private placement fund 10[Bond]	99.9	Korea	June. 30	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8(Bond)	99.97	Korea	June. 30	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92	Korea	June. 30	Investment trust
	KODEX 3Y F-KTB Inverse	97.35	Korea	June. 30	Capital investment
KB Securities Co., Ltd.	KBFG Securities America Inc.	100	United States of America	June. 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100	China	June. 30	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.4	Vietnam	June. 30	Investment advisory and securities dealing activities
	Able DF Co., Ltd and 43 others	—	Korea	June. 30	Asset-backed securitization
	KB Vintage 16 Private Securities Investment Trust 1st	50	Korea	June. 30	Capital investment
	KB NA COMPASS ENERGY PRIVATE SPECIAL ASSET FUND[3]	29.7	Korea	June. 30	Capital investment
	Jueun Power Middle 7 and 7 others	100	Korea	June. 30	Capital investment
	G1 Shinhan Special Short Public Bonds	100	Korea	June. 30	Capital investment
	Hanareum Gold Middle No. 3	100	Korea	June. 30	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 1	60	Korea	June. 30	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.96	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Hyundai Trust Securities Investment Trust No.1	100	Korea	June. 30	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.71	Korea	June. 30	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	79.43	Korea	June. 30	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.95	Korea	June. 30	Capital investment
	Hyundai Strong-small Corporate Trust No.1	90.87	Korea	June. 30	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[5]	35	Korea	June. 30	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100	Korea	June. 30	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	June. 30	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100	Korea	June. 30	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No.1	99.99	Korea	June. 30	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100	Korea	June. 30	Capital investment
	Hyudai China Index Plus Securities Investment Trust No.1	82.25	Korea	June. 30	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.05	Korea	June. 30	Capital investment
	DGB Private real estate Investment Trust No.8	98.77	Korea	June. 30	Capital investment
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	96.99	Korea	June. 30	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	June. 30	Capital investment
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100	Cayman islands	June. 30	Capital investment
	Mangrove Feeder Fund	100	Cayman islands	June. 30	Capital investment
	LB Irealand Private Real Estate Investment Trust 8	99.85	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100	Korea	June. 30	Claim service
	KB Sonbo CNS	100	Korea	June. 30	Management service
	Leading Insurance Services, Inc.	100	United States of America	June. 30	Management service
	LIG Insurance (China) Co., Ltd.	100	China	June. 30	Non-life insurance
	PT. KB Insurance Indonesia	70	Indonesia	June. 30	Non-life insurance
	KB Golden Life Care Co., Ltd.	100	Korea	June. 30	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	June. 30	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond) [3]	33.33	Korea	June. 30	Capital investment
	KB CHILE SOLAR FUND	80	Korea	June. 30	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.2	Korea	June. 30	Capital investment
	KB Global Private Real Estate Debt Fund 1	50	Korea	June. 30	Capital investment
	Dongbu Private Fund 16th	89.52	Korea	June. 30	Financial investment
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	June. 30	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96	Korea	June. 30	Financial investment
	Hyundai Power Private Fund 3rd	99.95	Korea	June. 30	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78	Korea	June. 30	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.44	Korea	June. 30	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.79	Korea	June. 30	Financial investment
	KB SAUDI Private Special Asset Fund	80	Korea	June. 30	Financial investment
	Meritz Private Real Estate Fund 8	99.36	Korea	June. 30	Financial investment
	Hyundia Star Private Real Estate Investment Trust No. 14	99.98	Korea	June. 30	Financial investment
	Vogo debt strategy private real estate fund VII	98.77	Korea	June. 30	Financial investment
KB Kookmin Card Co., Ltd.	Wise Mobile 13th Securitization Co., Ltd. And 4 others[2]	0.5	Korea	June. 30	Asset-backed securitization and others
	KB Kookmin Card 2nd Securitization Co., Ltd. And 1 other[2]	0.5	Korea	June. 30	Asset-backed securitization and others
	Heungkuk Life Insurance Money Market Trust	100	Korea	June. 30	Trust asset management
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59(Bond)	100	Korea	June. 30	Private fund
	KB Haeoreum Private Securities Investment Trust 1st(debt securities)	100	Korea	June. 30	Private fund
KB Asset Management Co., Ltd.	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs)	61.26	Korea	June. 30	Financial investment
	KB Star Office Private Real Estate Feeder fund 3-2	88	Korea	June. 30	Financial investment
	KB Asset Management Singapore Pte, Ltd.	100	Singapore	June. 30	Collective investment and others
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	98.09	Korea	June. 30	Financial investment
	KB Star Short Term Securities Feeder Fund(Bond)[3]	32.3	Korea	June. 30	Financial investment
	KB Onkookmin Life Income RIF 20 Feeder Fund(Fofs)[3]	49.93	Korea	June. 30	Financial investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)[3]	49.57	Korea	June. 30	Financial investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	June. 30	Capital investment
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership	50	Korea	June. 30	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	June. 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[3]	33.33	Korea	June. 30	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20	Korea	June. 30	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40	Korea	June. 30	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.5	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Securities Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100	Korea	June. 30	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46	Korea	June. 30	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd3	40.74	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF	87.91	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust [4]	51.96	Korea	June. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2020 Securities Investment Trust—Bond Balanced-Fund of Funds[3]	32.59	Korea	June. 30	Financial investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2035 Securities Investment Trust—Bond Balanced-Fund of Funds[3]	48.02	Korea	June. 30	Financial investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2040 Securities Investment Trust—Bond Balanced-Fund of Funds[3]	29.11	Korea	June. 30	Financial investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2045 Securities Investment Trust—Bond Balanced-Fund of Funds	60.33	Korea	June. 30	Financial investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture	50	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund) [4]	33.33	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	95.85	Luxembourg	June. 30	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[3]	43.33	Korea	June. 30	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80	Laos	June. 30	Auto installment finance
KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Star Office Private Real Estate Master Investment Trust 3	54.51	Korea	June. 30	Capital investment
KB Multi-Asset Private Securities Fund 1(Bond Mixed-ETF)	Global Diversified Multi-Asset Sub-Trust Class IA	100	United Kingdom	June. 30	Investment trust
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100	Korea	June. 30	Investment trust
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1[5]	48.98	Korea	June. 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44	Korea	June. 30	Capital investment
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100	Korea	June. 30	Investment trust
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	82.92	Korea	June. 30	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100	Cayman islands	June. 30	Capital investment
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100	Malaysia	June. 30	Finance and Real Estate Activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.71	Korea	June. 30	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust—Bond	95.05	Korea	June. 30	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100	Korea	June. 30	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.51	Korea	June. 30	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100	Korea	June. 30	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100	Luxembourg	June. 30	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100	Luxembourg	June. 30	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.9	Germany	June. 30	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	HD 1 Grundstucksgesellschaft mbH & Co. KG	94.9	Germany	June. 30	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	94.9	Germany	June. 30	Real Estate Activities
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.48	United States of America	June. 30	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100	United States of America	June. 30	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.9	United States of America	June. 30	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100	United States of America	June. 30	Real Estate Activities
LB Irealand Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100	Ireland	June. 30	Real Estate Activities
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100	Cayman islands	June. 30	Capital investment
KB Global Equity Solution Securities Feeder Fund(Equity-FoFs))	KB Global Equity Solution Securities Master Fund(Equity-FoFs)	100	Korea	June. 30	Capital investment
KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Equity Solution Securities Master Fund(Equity-FoFs)	74.27	Korea	June. 30	Capital investment
KB Star Short Term SecuritiesFeeder Fund(Bond)	KB Star Short Term SecuritiesMaster Fund(Bond)	99.19	Korea	June. 30	Financial investment
KB Onkookmin Life Income RIF 20Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20Master Fund(Fofs)	97.47	Korea	June. 30	Financial investment
KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	98.65	Korea	June. 30	Financial investment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	June. 30	Trust

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the ultimate parent. The transferred assets and liabilities due to this business combination are ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively.

[7]

The Group changed Kookmin Bank Hong Kong Ltd. to Kookmin Bank Hong Kong Branch on January 4, 2017, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the ultimate parent. The transferred assets and liabilities due to this business combination are ~~W~~ 855,731 million and ~~W~~ 852,993 million, respectively. Kookmin Bank Hong Kong Ltd. is in the process of liquidation.

The condensed financial information of major subsidiaries as of June 30, 2018 and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017, is as follows:

(In millions of Korean won)

	June 30, 2018						2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period[4]		Total compre- hensive income for the period[4]
Kookmin Bank[1]	~~W~~	348,691,430	~~W~~	322,813,228	~~W~~	25,878,202	~~W~~	9,467,005	~~W~~	1,353,333	~~W~~	1,409,694
KB Securities Co., Ltd.[1,2]		42,037,061		37,594,841		4,442,219		3,441,454		152,831		173,948
KB Insurance Co., Ltd.[1,2]		33,375,328		30,053,060		3,322,268		6,120,200		188,115		145,488
KB Kookmin Card Co., Ltd.[1]		18,495,260		14,639,351		3,855,909		1,854,954		168,629		161,110
KB Life Insurance Co., Ltd.[1]		9,121,181		8,606,730		514,451		685,499		10,837		(12,717)
KB Asset Management Co., Ltd.[1]		219,657		93,420		126,237		61,952		19,532		19,674
KB Capital Co., Ltd.[1,2]		9,210,498		8,248,893		961,604		343,631		67,157		67,223
KB Savings Bank Co., Ltd.		1,281,188		1,086,158		195,030		40,873		3,987		3,786
KB Real Estate Trust Co., Ltd.		255,922		46,965		208,957		56,255		20,313		20,314
KB Investment Co., Ltd.[1]		394,908		253,719		141,189		38,986		1,942		1,942
KB Credit Information Co., Ltd.		27,323		12,571		14,753		17,561		(379)		(387)
KB Data System Co., Ltd.		35,671		20,835		14,836		55,066		202		133

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)

	December 31, 2017						2017
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period[4]		Total compre- hensive income for the period[4]
Kookmin Bank[1]	~~W~~	329,765,927	~~W~~	304,442,493	~~W~~	25,323,434	~~W~~	9,220,435	~~W~~	1,209,229	~~W~~	1,447,771
KB Securities Co., Ltd.[1,2]		37,351,680		32,936,024		4,415,656		3,111,153		129,686		126,329
KB Insurance Co., Ltd.[1,2]		32,351,778		29,128,747		3,223,031		2,778,943		161,688		231,400
KB Kookmin Card Co., Ltd.[1]		17,658,310		13,616,481		4,041,829		1,625,004		153,549		159,310
KB Life Insurance Co., Ltd.[1]		9,125,741		8,586,328		539,413		670,741		20,617		10,906
KB Asset Management Co., Ltd.[1]		201,481		44,860		156,621		58,051		22,726		22,978
KB Capital Co., Ltd.[1,2]		8,743,672		7,803,920		939,752		278,526		62,918		61,897
KB Savings Bank Co., Ltd.		1,158,829		960,812		198,017		33,620		6,919		6,427
KB Real Estate Trust Co., Ltd.		246,685		47,355		199,330		35,741		18,077		18,081
KB Investment Co., Ltd.[1]		355,763		218,671		137,092		23,197		(3,396)		(2,981)
KB Credit Information Co., Ltd.		26,121		10,979		15,142		15,879		(1,276)		(1,281)
KB Data System Co., Ltd.		41,945		27,240		14,705		47,830		398		359

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 2,091,417 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 9 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 237,892 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the six-month period ended June 30, 2018, are as follows:

Company	Description
Tong Yang Safe Plus Qualified Private Trust S-8(Bond) and 14 others	Holds over than a majority of the ownership interests

KBD Tower 1st L.L.C. and 13 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB Global Private Real Estate Debt Fund 1 and 10 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Pre IPO Secondary Venture Fund 2nd and 1 other	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the six-month period ended June 30, 2018, are as follows:

Company	Description
Able Vison 1st Co., Ltd and 3 others	Lost the right of variable returns due to the releasing debt

Wise Mobile 12th Securitization Co., Ltd. and 2 others	Settlement

LIME ORANGE PRIVATE EQUITY FUND 6 and 4 others	Disposal

KB Everyone TDF 2025 Securities Investment Trust—Bond Balanced-Fund of Funds and 3 others	The Group’s ownership percentage decreased less than half.

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of June 30, 2018, and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	117,961,606	~~W~~	30,962,674	~~W~~	748,112	~~W~~	122,903,729	~~W~~	11,644,767	~~W~~	284,220,888
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		3,142,220		85,422		—		7,172,555		24,406		10,424,603
Derivative financial assets		4,523		—		—		—		—		4,523
Loans at amortized cost		1,020,965		3,087,067		54,500		346,162		496,058		5,004,752
Financial investments		6,345,807		—		—		30,818		—		6,376,625
Investment in associates and joint ventures		—		—		—		224,610		—		224,610
Other assets		15,525		5,143		67,218		47,660		305		135,851

	~~W~~	10,529,040	~~W~~	3,177,632	~~W~~	121,718	~~W~~	7,821,805	~~W~~	520,769	~~W~~	22,170,964

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Liabilities
Deposits	~~W~~	329,024	~~W~~	689,997	~~W~~	—	~~W~~	44,647	~~W~~	32,629	~~W~~	1,096,297
Derivative financial liabilities		1,703		—		—		2,311		—		4,014
Other liabilities		27,367		1,197		—		1		1		28,566

	~~W~~	358,094	~~W~~	691,194	~~W~~	—	~~W~~	46,959	~~W~~	32,630	~~W~~	1,128,877

Maximum exposure to loss[1]
Holding assets	~~W~~	10,529,040	~~W~~	3,177,632	~~W~~	121,718	~~W~~	7,821,805	~~W~~	520,769	~~W~~	22,170,964
Purchase and investment commitments		1,070,679		611,917		—		3,154,995		—		4,837,591
Unused credit		2,279,430		8,397		—		1,451		—		2,289,278
Payment guarantee and loan commitments		546,651		1,196,289		—		—		320,000		2,062,940

	~~W~~	14,425,800	~~W~~	4,994,235	~~W~~	121,718	~~W~~	10,978,251	~~W~~	840,769	~~W~~	31,360,773

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

(In millions of Korean won)	December 31, 2017
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	128,573,461	~~W~~	33,153,741	~~W~~	482,900	~~W~~	101,598,227	~~W~~	9,613,570	~~W~~	273,421,899
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,277,080		73,157		—		547,258		—		2,897,495
Derivative financial assets		1,136		—		—		118		—		1,254
Loans		833,380		3,366,675		54,500		266,653		393,664		4,914,872
Financial investments		6,826,097		13,104		300		5,788,925		20,619		12,649,045
Investment in associates and joint ventures		—		—		—		202,816		—		202,816
Other assets		11,699		5,874		37,972		962		307		56,814

	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590	~~W~~	20,722,296

Liabilities
Deposits	~~W~~	484,889	~~W~~	755,242	~~W~~	—	~~W~~	38,657	~~W~~	3,985	~~W~~	1,282,773
Derivative financial liabilities		1,487		—		—		2,792		—		4,279
Other liabilities		11,292		44		—		48		—		11,384

	~~W~~	497,668	~~W~~	755,286	~~W~~	—	~~W~~	41,497	~~W~~	3,985	~~W~~	1,298,436

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Maximum exposure to loss[1]
Holding assets	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590		20,722,296
Purchase and investment commitments		964,106		—		—		1,301,784		—		2,265,890
Unused credit		2,299,236		10,000		—		1,203,917		16,000		3,529,153
Payment guarantee and loan commitments		382,300		1,385,722		—		—		—		1,768,022

	~~W~~	13,595,034	~~W~~	4,854,532	~~W~~	92,772	~~W~~	9,312,433	~~W~~	430,590	~~W~~	28,285,361

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)			2018		2017
Associates and joint ventures
KB Insurance Co., Ltd.[1]	Interest income	~~W~~	—	~~W~~	12
	Interest expense		—		202
	Fee and commission income		—		8,994
	Fee and commission expense		—		1,021
	Gains on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)		—		796
	Losses on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)		—		18,717
	Other operating income		—		16,743
	Other operating expense		—		633
	General and administrative expenses		—		5,601
	Provision for credit losses		—		12
	Other non-operating income		—		51
Balhae Infrastructure Fund	Fee and commission income		3,314		3,853
Korea Credit Bureau Co., Ltd.	Interest expense		73		45
	Fee and commission income		686		714
	Fee and commission expense		619		1,932
	General and administrative expenses		—		1,260
	Provision for credit losses		—		1
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		197		—
KB GwS Private Securities Investment Trust	Fee and commission income		422		422
Incheon Bridge Co., Ltd.	Interest income		4,615		5,909
	Interest expense		146		179
	Insurance income		220		76
	Reversal for credit losses		6		1
	Provision for credit losses		—		1
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		120		194
Aju Good Technology Venture Fund	Interest expense		14		8
KB Star Office Private Real Estate Investment Trust No.1	Interest income		183		183
	Interest expense		45		27
	Fee and commission income		237		216

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

RAND Bio Science Co., Ltd.	Interest expense	3	11
Inno Lending Co., Ltd.	Interest expense	—	1
KBIC Private Equity Fund No. 3[1]	Fee and commission income	—	38
SY Auto Capital Co., Ltd.	Interest income	615	429
	Interest expense	—	20
	Fee and commission income	29	20
	Fee and commission expense	528	1,611
	Insurance income	20	11
	Other operating income	307	310
	Other operating expense	134	46
	Reversal for credit losses	—	29
	Provision for credit losses	11	—
	Other non-operating income	—	47
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	—	1
	Provision for credit losses	—	44
Food Factory Co., Ltd.	Interest income	4	7
	Insurance income	2	1
	Fee and commission expense	1	—
	Gains on financial assets/liabilities at fair value through profit or loss	6	—
	Provision for credit losses	—	44
KB Pre IPO Secondary Venture Fund 1st	Interest expense	16	—
	Fee and commission income	55	28
Builton Co., Ltd.	Interest income	2	—
	Insurance income	1	—
	Losses on financial assets/liabilities at fair value through profit or loss	1	—
KB Private Equity Fund III	Fee and commission income	279	137
Wise Asset Management Co., Ltd.	Interest expense	5	3
Acts Co., Ltd.	Interest income	—	120
	Insurance income	1	—
	Losses on financial assets/liabilities at fair value through profit or loss	1,088	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	202
	Provision for credit losses	—	65
	General and administrative expenses	—	75
	Other non-operating expense	1,138	—
COBI Co., Ltd.[1]	Interest income	—	121
	Provision for credit losses	—	83
Dongjo Co., Ltd.	Reversal for credit losses	31	1

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

A-PRO Co., Ltd.	Insurance income	2	—
POSCO-KB Shipbuilding Fund	Fee and commission income	245	12
	Interest expense	36	—
Dae-A Leisure Co., Ltd.	Interest expense	5	—
Paycoms Co., Ltd.	Interest income	5	—
	Gains on financial assets/liabilities at fair value through profit or loss	70	—
Big Dipper Co., Ltd.	Reversal for credit losses	2	—
KB-KDBC New Technology Business Investment Fund	Interest expense	18	—
	Fee and commission income	171	—
KBTS Technology Venture Private Equity Fund	Fee and commission income	141	—
KB-SJ Tourism Venture Fund	Fee and commission income	145	—
JLK INSPECTION Inc.	Interest income	4	—
TESTIAN Inc.	Interest income	3	—
	Gains on financial assets/liabilities at fair value through profit or loss	92	—
KB No.8 Special Purpose Acquisition Company [1]	Interest income	—	37
	Interest expense	17	19
	Losses on financial assets/liabilities at fair value through profit or loss	2,007	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	88
	Provision for credit losses	—	6
KB No.9 Special Purpose Acquisition Company	Interest income	—	37
	Interest expense	20	18
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	132
	Gains on financial assets/liabilities at fair value through profit or loss	197	—
	Provision for credit losses	—	6
KB No.10 Special Purpose Acquisition Company	Interest income	—	19
	Interest expense	14	11
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	39
	Gains on financial assets/liabilities at fair value through profit or loss	105	—
KB No.11 Special Purpose Acquisition Company	Interest income	—	11
	Fee and commission income	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	99	—
	Gains on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)	—	799
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	29	36
Doosung Metal Co., Ltd.	Insurance income	1	1
Other
Retirement pension	Fee and commission income	437	408
	Interest expense	1	2

[1]	Excluded from the Group’s related party as of June 30, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)

Associates and joint ventures			June 30, 2018		December 31, 2017
Balhae Infrastructure Fund	Other assets	~~W~~	1,684	~~W~~	1,669
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		14		22
	Deposits		7,134		25,513
	Provisions		1		1
	Other liabilities		69		469
KB GwS Private Securities Investment Trust	Other assets		212		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		30,392		—
	Loans at amortized cost (Gross amount)		165,555		200,414
	Allowances for loan losses		14		288
	Other assets		712		710
	Deposits		46,929		48,795
	Provisions		11		3
	Insurance contract liabilities		236		189
	Other liabilities		40		29
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		120		176
Terra Co., Ltd.	Deposits		—		10
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Loans at amortized cost (Gross amount)		—		116
	Allowances for loan losses		—		1
A-PRO Co., Ltd.	Insurance contract liabilities		5		—
Dae-A Leisure Co., Ltd.	Deposits		1,171		466
	Other liabilities		3		14
Aju Good Technology Venture Fund	Deposits		6,137		2,771
	Other liabilities		3		1
Jungdong Steel Co., Ltd.	Deposits		3		3
Doosung Metal Co., Ltd.	Deposits		1		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

	Insurance contract liabilities	—	1
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)	10,000	10,000
	Allowances for loan losses	4	3
	Other assets	136	136
	Deposits	7,579	6,962
	Other liabilities	50	45
RAND Bio Science Co., Ltd.	Deposits	1,429	1,032
	Loans at amortized cost (Gross amount)	2	1
	Other liabilities	—	4
Inno Lending Co., Ltd.	Loans at amortized cost (Gross amount)	1	2
	Deposits	183	41
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	47,706	40,057
	Allowances for loan losses	15	—
	Other assets	60	51
	Deposits	6	6
	Provisions	11	29
	Insurance contract liabilities	19	8
	Other liabilities	72	349
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	507	—
	Loans at amortized cost (Gross amount)	200	679
	Allowances for loan losses	—	44
	Other assets	—	1
	Deposits	5	1
	Provisions	1	—
	Insurance contract liabilities	1	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	28
	Deposits	1,794	—
	Other liabilities	1	—
Builton Co., Ltd.	Other assets	1	—
	Financial assets at fair value through profit or loss	399	—
	Loans at amortized cost (Gross amount)	1	1
	Deposits	34	26
	Insurance contract liabilities	2	1
Wise Asset Management Co., Ltd.	Deposits	493	340
	Other liabilities	1	1
Acts Co., Ltd.	Loans at amortized cost (Gross amount)	—	1,927
	Allowances for loan losses	—	161
	Intangible assets	530	1,275
	Deposits	—	4
	Insurance contract liabilities	1	1
	Other liabilities	530	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

POSCO-KB Shipbuilding Fund	Other assets	123	123
	Deposits	7,000	—
	Other liabilities	5	—
Bungaejanter. Inc.	Loans at amortized cost (Gross amount)	—	425
	Allowances for loan losses	—	36
Paycoms Co., Ltd.	Other assets	1	—
	Financial assets at fair value through profit or loss	977	—
	Loans at amortized cost (Gross amount)	—	1,066
	Allowances for loan losses	—	89
	Deposits	1	—
	Insurance contract liabilities	1	—
Daesang Techlon Co., Ltd.	Deposits	—	2
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	3	6
	Deposits	109	—
	Provisions	—	2
KB-KDBC New Technology Business Investment Fund	Deposits	973	7,500
	Other liabilities	1	4
JLK INSPECTION Inc.	Financial assets at fair value through profit or loss	800	—
TESTIAN Inc.	Other assets	1	—
	Financial assets at fair value through profit or loss	576	—
IWON ALLOY CO.,LTD.	Insurance contract liabilities	1	—
CARLIFE CO.,LTD.	Deposits	2	—
COMPUTERLIFE CO.,LTD.	Deposits	2	—
KB No.8 Special Purpose Acquisition Company[1]	Derivative financial assets	—	2,122
	Loans at amortized cost (Gross amount)	—	2,296
	Deposits	—	2,339
	Other liabilities	—	19
KB No.9 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,899	—
	Derivative financial assets	1,970	2,241
	Loans at amortized cost (Gross amount)	—	2,356
	Deposits	2,323	2,309
	Other liabilities	18	38
KB No.10 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	1,979	—
	Derivative financial assets	1,679	1,930
	Loans at amortized cost (Gross amount)	—	1,603
	Deposits	1,677	1,698
	Other liabilities	24	10

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

KB No.11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	720	—
	Derivative financial assets	933	846
	Loans at amortized cost (Gross amount)	—	697
Key management	Loans at amortized cost (Gross amount)	2,322	1,665
	Other assets	2	2
	Deposits	10,328	8,707
	Insurance contract liabilities	975	809
	Other liabilities	156	124
Other
Retirement pension	Other assets	347	348
	Other liabilities	5,819	4,286

[1]	The amounts are not disclosed as the entity is excluded from the Group’s related party as of June 30, 2018.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Refer to Note 12 for details on investments in associates and joint ventures.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant lending transactions with related parties for six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	—	~~W~~	(8)	~~W~~	14
Incheon Bridge Co., Ltd.		200,414		30,392		(34,859)		195,947
Dongjo Co., Ltd.		116		—		(116)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		1		—		2
Inno Lending Co., Ltd.		2		—		(1)		1
SY Auto Capital Co., Ltd.		40,057		18,806		(11,157)		47,706
Food Factory Co., Ltd.		679		507		(479)		707
Builton Co., Ltd.		1		399		—		400
Acts Co., Ltd.		1,927		—		(1,927)		—
Bungaejanter. Inc.		425		—		(425)		—
Paycoms Co., Ltd.		1,066		977		(1,066)		977
Big Dipper Co., Ltd.		6		—		(3)		3
JLK INSPECTION Inc.		—		800		—		800
TESTIAN Inc.		—		576		—		576
KB No.8 Special Purpose Acquisition Company [1]		2,296		—		(2,296)		—
KB No.9 Special Purpose Acquisition Company		2,356		2,899		(2,356)		2,899
KB No.10 Special Purpose Acquisition Company		1,603		1,979		(1,603)		1,979
KB No.11 Special Purpose Acquisition Company		697		720		(697)		720

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Beginning		Increase		Decrease		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	6,791	~~W~~	—	~~W~~	(6,791)	~~W~~	—
Korea Credit Bureau Co., Ltd.		14		5		—		19
Incheon Bridge Co., Ltd.		209,105		11		(6,914)		202,202
Jaeyang Industry Co., Ltd.		303		216		—		519
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		7		—		8
SY Auto Capital Co., Ltd.		30,049		19,996		(10,000)		40,045
Food Factory Co., Ltd.		—		500		—		500
Builton Co., Ltd.		—		1		—		1
KB No.8 Special Purpose Acquisition Company [1]		2,490		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		2,584
KB No.10 Special Purpose Acquisition Company		1,495		—		—		1,495
KB No.11 Special Purpose Acquisition Company		790		—		—		790

[1]	Excluded from the Group’s related party as of June 30, 2018.

Unused commitments to related parties as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		June 30, 2018		December 31, 2017
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	12,564	~~W~~	12,564
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		116		108
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		7,500		11,768
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		95		86
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

SY Auto Capital Co., Ltd.	Loan commitments in Korean won	7,330	10,000
	Unused commitments of credit card	114	92
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card	1	1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card	5	5
RAND Bio Science Co., Ltd.	Unused commitments of credit card	23	24
Builton Co., Ltd.	Unused commitments of credit card	4	4
Food Factory Co., Ltd.	Unused commitments of credit card	11	11
Inno Lending Co., Ltd.	Unused commitments of credit card	14	13
Big Dipper Co., Ltd.	Unused commitments of credit card	97	94
KB-KDBC New Technology Business Investment Fund	Purchase of security investment	15,000	15,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment	19,688	—
KB-SJ Tourism Venture Fund	Purchase of security investment	3,500	—
Key management	Loan commitments in Korean won	1,525	984

Compensation to key management for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,260	~~W~~	37	~~W~~	618	~~W~~	1,915
Registered directors (non-executive)		458		—		—		458
Non-registered directors		3,551		137		1,116		4,804

	~~W~~	5,269	~~W~~	174	~~W~~	1,734	~~W~~	7,177

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,040	~~W~~	32	~~W~~	1,361	~~W~~	2,433
Registered directors (non-executive)		402		—		—		402
Non-registered directors		4,217		150		5,920		10,287

	~~W~~	5,659	~~W~~	182	~~W~~	7,281	~~W~~	13,122

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Collateral received from related parties as of June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		June 30, 2018		December 31, 2017
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		401		388
	Real estate		3,902		2,287

As of June 30, 2018, Incheon Bridge Co., Ltd., a related party, provides fund management account, insurance for civil engineering completion, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

42. Adoption of Korean IFRS 1109 Financial Instruments

The Group has adopted Korean IFRS 1109 Financial Instruments, which was issued on September 25, 2015, for the first time for their annual reporting period commencing January 1, 2018. Impact of the adoption of Korean IFRS 1109 on the Group’s consolidated financial statements is as follows:

The Group’s categories and carrying amounts of financial assets per Korean IFRS 1039 and 1109 as of the initial application date are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]		Reclassification		Remeasurement		Korean IFRS 1109 [1]
Cash and due from financial institutions	Financial assets at amortized cost	~~W~~	19,817,825	~~W~~	(2,795,301)	~~W~~	(1,797)	~~W~~	17,020,727
	Financial assets at fair value through profit or loss [2]		—		2,795,702		(12,881)		2,782,821

			19,817,825		401		(14,678)		19,803,548

Financial assets at fair value through profit or loss

Financial assets held for trading: debt securities	Financial assets at fair value through profit or loss		25,168,338		—		—		32,227,345

Financial assets held for trading: equity securities			4,935,100

Financial assets held for trading: others			73,855

Financial assets designated at fair value through profit or loss [3]			2,050,052

			32,227,345		—		—		32,227,345

Derivative financial instruments held for trading	Derivative financial instruments held for trading		2,998,042		(43,787)		—		2,954,255
Derivative instruments designated for hedging	Derivative instruments designated for hedging		312,124		—		—		312,124

			3,310,166		(43,787)		—		3,266,379

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Loans	Financial assets at amortized cost		290,122,838		(608,156)		(544,468)		288,970,214
	Financial assets at fair value through profit or loss [2]		—		616,666		12,557		629,223

			290,122,838		8,510		(531,911)		289,599,437

Financial investments
Available-for-sale financial assets: debt securities	Financial assets at fair value through other comprehensive income		38,959,401		(5,347,492)		—		33,611,908
	Financial assets at fair value through profit or loss [2]		—		2,511,902		—		2,511,902
	Financial assets at amortized cost		—		2,835,591		4,118		2,839,709
Available-for-sale financial assets: equity securities	Financial assets measured at fair value through other comprehensive income		9,156,862		(6,789,392)		275		2,367,745
	Financial assets at fair value through profit or loss [2]		—		6,800,720		(88)		6,800,632
Held-to-maturity financial assets	Financial assets at amortized cost		18,491,980		(274,020)		4,116		18,222,076
	Financial assets at fair value through profit or loss [2]		—		274,020		(4,359)		269,661

			66,608,243		11,328		4,062		66,623,633

Other financial assets	Financial assets at amortized cost		10,195,015		(1,636)		(5,070)		10,188,309

		~~W~~	422,281,432	~~W~~	(25,184)	~~W~~	(547,597)	~~W~~	421,708,651

[1]	Net of allowance.
[2]

In accordance with Korean IFRS 1104, the Group has designated the financial assets related with insurance contract (cash and due from financial institutions amounting to ~~W~~ 186,293 million, loans amounting to ~~W~~ 587 million, available-for-sale financial assets amounting to ~~W~~ 6,349,091 million, and held-to-maturity investments amounting to ~~W~~ 57,386 million) to use overlay approach. Regarding the designated financial assets, the Group has reclassified the profit or loss amount that the Group would have applied Korean IFRS 1039, instead of Korean IFRS 1109.

[3]

Financial assets amounting to ~~W~~ 2,050,052 million under Korean IFRS 1039, which were classified as financial assets designated at fair value through profit or loss, have been reclassified to financial assets at fair value through profit or loss by applying Korean IFRS 1109 without designation of fair value option.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Group’s categories and carrying amounts of financial liability per Korean IFRS 1039 and 1109 as of the initial application date are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039		Reclassification		Remeasurement		Korean IFRS 1109
Financial liabilities held for trading	Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss		10,078,288		—		—		10,078,288
Derivative financial instruments held for trading	Derivative financial instruments held for trading		3,054,614		(3,737)		—		3,050,877
Derivative instruments designated as fair value hedge	Derivative instruments designated as fair value hedge		88,151		(404)		—		87,747
Deposits	Financial liabilities at amortized cost		255,800,048		—		—		255,800,048
Debentures	Financial liabilities at amortized cost		28,820,928		—		—		28,820,928
Debts	Financial liabilities at amortized cost		44,992,724		—		—		44,992,724
Other financial liabilities	Financial liabilities at amortized cost		18,330,004		(21,043)		2,899		18,311,860

		~~W~~	363,109,527	~~W~~	(25,184)	~~W~~	2,899	~~W~~	363,087,242

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The carrying amounts of the categories of financial assets per Korean IFRS 1109 as of the initial application date are as follows:

(In millions of Korean won)	January 1, 2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets at amortized cost[1]		Derivative instruments designated for hedging		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,020,727	~~W~~	—	~~W~~	17,020,727
Financial assets at fair value through profit or loss		45,221,584		—		—		—		45,221,584
Derivative instruments designated for trading		2,954,255		—		—		—		2,954,255
Derivative instruments designated for hedging		—		—		—		312,124		312,124
Loans at amortized cost		—		—		288,970,214		—		288,970,214
Financial investments		—		35,979,653		21,061,785		—		57,041,438
Other financial assets		—		—		10,188,309		—		10,188,309

	~~W~~	48,175,839	~~W~~	35,979,653	~~W~~	337,241,035	~~W~~	312,124	~~W~~	421,708,651

[1]	Net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), there were no financial assets at fair value through profit or loss reclassified to financial assets at amortized cost or financial assets at fair value through other comprehensive income.

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the Group classified certain financial assets, other than financial assets at amortized cost as at January 1, 2018, to amortized cost as follows:

(In millions of Korean won)	Measurement categories before reclassification	Fair value		Recognizable valuation gain or loss if not reclassified
Currency stabilization bond	Available-for-sale	~~W~~	1,975,001	~~W~~	(248)
Asset backed securities	Available-for-sale		860,590		(4,046)

		~~W~~	2,835,591	~~W~~	(4,294)

The reconciliation of the ending allowances/provision in accordance with Korean IFRS 1039 to the opening allowances in accordance with Korean IFRS 1109 is as follows:

(In millions of Korean won)

Measurement categories		Allowances/Provision
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]		Reclassification		Remeasurement		Korean IFRS 1109 [1]
Loans and receivables
Due from financial institutions	Financial assets at amortized cost	~~W~~	—	~~W~~	—	~~W~~	1,797	~~W~~	1,797
Loans	Financial assets at amortized cost		2,064,469		—		544,468		2,608,937
	Financial assets at fair value through profit or loss		45,763		(45,763)		—		—
Other financial assets	Financial assets at amortized cost		104,813		—		5,086		109,899
Available-for-sale Debts	Financial assets at fair value through other comprehensive income		—		—		4,433		4,433
	Financial assets at amortized cost		—		—		176		176
Held-to-maturity securities Debts	Financial assets at amortized cost		—		—		1,530		1,530

			2,215,045		(45,763)		557,490		2,726,772

Unused commitment and guarantee			267,011		—		28,637		295,648

Financial guarantee			2,682		—		2,175		4,857

		~~W~~	2,484,738	~~W~~	(45,763)	~~W~~	588,302	~~W~~	3,027,277

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on other comprehensive income due to financial liabilities designated at fair value through profit or loss is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)		—
Valuation loss from own credit risk of financial liabilities designated at fair value through profit or loss	~~W~~	(14,397)
Tax effect		3,959

January 1, 2018 (after adoption of Korean IFRS 1109)		(10,438)

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on other comprehensive income due to financial assets designated at fair value through other comprehensive income and others is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	537,668
Change of classification/subsequent measurement category: available for sale to financial assets at amortized cost		4,295
Change of classification/subsequent measurement category: available for sale to financial assets at fair value through profit or loss		145,670
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		5,854
Recognition of expected credit losses on debt securities at other comprehensive income		4,433
Reversal of impairment on equity securities at other comprehensive income		(617,004)
Changes in other comprehensive income of associates and joint ventures		(3,611)
Application of overlay approach		(10,903)
Adjustment of shares between contracting party		3,809
Others		391
Tax effect		128,028

January 1, 2018 (after adoption of Korean IFRS 1109)		198,630

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on retained earnings is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	15,044,204
Change of classification/subsequent measurement category: available for sale to financial assets at fair value through profit or loss		(145,670)
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		(5,854)
Recognition of expected credit losses on debt securities at other comprehensive income		(4,433)
Reversal of impairment loss on equity securities at other comprehensive income		617,004
Changes in gains or losses on equity method for investments in associates and joint ventures		4,061
Effect of adjustment in convertible private bond		12,558
Valuation of fair value of structured deposits and debts		(17,291)
Application of expected credit losses on financial assets at amortized cost		(553,057)
Effect of changes in provision for unused commitment, etc.		(30,812)
Valuation loss from self-credit-risk of financial liabilities designated at fair value through profit or loss		14,397
Application of overlay approach		10,903
Others		2,889
Tax effect		23,203

January 1, 2018 (after adoption of Korean IFRS 1109)		14,972,102

43. Events after the reporting period

43.1 In connection with the acquisition of PT Bank Bukopin TBK shares in Indonesia, the Group has been approved by the Indonesian Financial Authority in June, entered into a contract on June 26, and purchased 2,563 million shares at 570 Rupiah per share (total acquisition amount: KRW 113,074 million) in July, and recognized the investee as one of the associates.

43.2 The Group entered into a share purchase agreement in February 2018 to acquire 90% shares of KB Daehan Specialized Bank (changed its name from Tomato Specialized Bank in March 2018) at USD 19,305,000, which is a financial company in Cambodia, and completed its acquisition and recognized it as one of the subsidiaries.